Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

Decibel Therapeutics, Inc.,

a Delaware corporation;

Regeneron Pharmaceuticals, Inc.,

a New York corporation; and

Symphony Acquisition Sub, Inc.,

a Delaware corporation

Dated as of August 8, 2023

Table of Contents

Section 1

THE OFFER

1.1	The Offer	5
1.2	Company Actions	9

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	10
2.2	Effect of the Merger	11
2.3	Closing; Effective Time	11
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	11
2.5	Conversion; Cancellation of Shares	12
2.6	Surrender of Certificates; Stock Transfer Books	13
2.7	Dissenters’ Rights	15
2.8	Treatment of Company Equity Awards	16
2.9	Further Action	17

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries	18
3.2	Certificate of Incorporation and Bylaws	19
3.3	Capitalization	19
3.4	SEC Filings; Financial Statements	20
3.5	Absence of Changes; No Material Adverse Effect	23
3.6	Title to Assets	23
3.7	Real Property	23
3.8	Intellectual Property	24
3.9	Contracts	26
3.10	Liabilities	29
3.11	Compliance with Legal Requirements	29
3.12	Regulatory and Compliance Matters	29
3.13	Certain Business Practices	32
3.14	Governmental Authorizations	33
3.15	Tax Matters	33
3.16	Employee Matters; Benefit Plans	35
3.17	Environmental Matters	37
3.18	Insurance	37
3.19	Legal Proceedings; Orders	38

3.20	Authority; Binding Nature of Agreement	38
3.21	Takeover Laws	39
3.22	Non-Contravention; Consents	39
3.23	Opinion of Financial Advisor	40
3.24	Brokers and Other Advisors	40
3.25	Clinical Supply	40
3.26	Suppliers	40
3.27	Acknowledgement by Company and Company Subsidiaries	41

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	41
4.2	Purchaser	41
4.3	Authority; Binding Nature of Agreement	42
4.4	Non-Contravention; Consents	42
4.5	Disclosure	42
4.6	Absence of Litigation	43
4.7	Funds	43
4.8	Ownership of Shares	43
4.9	Acknowledgement by Parent and Purchaser	44
4.10	Brokers and Other Advisors	44

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	44
5.2	Operation of the Acquired Corporations’ Business	45
5.3	No Solicitation	49
5.4	Preparation of Proxy Statement; Stockholder Meeting	51

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	53
6.2	Antitrust Filings and Efforts	55
6.3	Employee Benefits	56
6.4	ESPP	58
6.5	Indemnification of Officers and Directors	58
6.6	Stockholder Litigation	60
6.7	Additional Agreements	61
6.8	Disclosure	61
6.9	Takeover Laws	61

6.10	Section 16 Matters	61
6.11	Rule 14d-10 Matters	62
6.12	Purchaser Stockholder Consent	62
6.13	Stock Exchange Delisting; Deregistration	62
6.14	Notice of Certain Events	62
6.15	CVR Agreement	63

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	Conditions to Each Party’s Obligation to Effect the Merger	63
7.2	Conditions to Obligations of Parent and Purchaser to Effect the Merger	64
7.3	Conditions to Obligations of the Company to Effect the Merger	65

Section 8

TERMINATION

8.1	Termination	65
8.2	Effect of Termination	68
8.3	Expenses; Termination Fee	68

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	70
9.2	Waiver	70
9.3	No Survival of Representations and Warranties	71
9.4	Entire Agreement; Counterparts	71
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	71
9.6	Assignability	72
9.7	No Third Party Beneficiaries	73
9.8	Notices	73
9.9	Severability	74
9.10	Obligation of Parent	75
9.11	Construction	75

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Form of Contingent Value Rights Agreement

Annexes

Annex I	Conditions to Offer
Annex II	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 8, 2023, by and among: Regeneron Pharmaceuticals, Inc., a New York corporation (“Parent”); Symphony Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Decibel Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended or extended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares” and each such share of Company Common Stock, a “Share”), other than the Excluded Shares and the Converted Shares, for (i) $4.00 per Share, to be paid to the seller in cash, without interest and subject to reduction for any applicable withholding Taxes (the “Cash Consideration”) plus (ii) one (1) contractual contingent value right per Share, which shall represent the right to potentially receive following the Closing the Milestone Payments, in each case upon the terms and subject to the conditions of the CVR Agreement (as defined below), without interest and subject to reduction for any applicable withholding Taxes (a “CVR”) (the Cash Consideration together with the CVR, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), the “Offer Consideration”), upon the terms and subject to the conditions of this Agreement.

(B) Regardless of whether the Offer Acceptance Time occurs, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration, without interest, and subject to reduction for any applicable withholding Taxes in accordance with Section 2.6(e) and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) Subject to the terms and conditions of this Agreement, at or prior to the Offer Acceptance Time, Parent and a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement in substantially the form attached hereto as Exhibit B (subject to changes permitted by Section 6.15) (the “CVR Agreement”).

(D) The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that (a) if the Offer Acceptance Time occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth herein, and (v) resolved to recommend that the stockholders of the Company (1) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (2) adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof (collectively, the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(E) The board of directors of Purchaser has (i) approved this Agreement and declared it advisable for Purchaser to enter into this Agreement, and (ii) approved the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein.

(F) The board of directors of Purchaser has recommended that Parent, as the sole stockholder of Purchaser, adopt this Agreement by written consent in lieu of a meeting, which consent shall by its terms be effective immediately following the execution and delivery of this Agreement.

(G) Parent, Purchaser and the Company acknowledge and agree that (a) if the Offer Acceptance Time occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth herein.

(H) As a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders are entering into tender and support agreements with Parent and Purchaser (the “Support Agreements”) pursuant to which, among other things, each such stockholder has agreed to tender all of its Shares to Purchaser in the Offer and (if applicable) vote all of its Shares in favor of the Merger, in each case on the terms and subject to the conditions set forth therein.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than fifteen (15) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”)), and other than Shares to be converted pursuant to Section 2.5(a)(iii) (collectively, the “Converted Shares”)), in exchange for the Offer Consideration, without interest, and subject to reduction for any applicable withholding Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. If the Offer Termination has not occurred, the obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition and the Termination Condition, and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser and Parent expressly reserve the right to (i) increase the amount of the Cash Consideration or the amount of any Milestone Payment, (ii) waive any Offer Condition other than the Minimum Condition, the Termination Condition or the conditions set forth in clauses (e) and (g) (solely in respect of any Antitrust Law) of Annex I and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the amount of the Cash Consideration or the amount of any Milestone Payment or otherwise amend any of the terms or conditions of the CVR Agreement in a manner adverse to any holder of Shares in its capacity as such, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, the Termination Condition or the conditions set forth in clauses (e) and (g) (solely in respect of any Antitrust Law) of Annex I, (F) otherwise amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.1(c), 1.1(d) or 5.4 (including, for the avoidance of doubt, in connection with an Offer Termination), or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated or withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8 or the Offer is terminated or withdrawn in connection with an Offer Termination.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” and such date and time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion

(and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination pursuant to Section 1.1(d), (A) if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Offer Condition set forth in clause (f) of Annex I and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied, (B) if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition set forth in clause (f) of Annex I) have been satisfied or waived, at the written request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied and (C) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; provided that, in each case, the extensions contemplated by this Section 1.1(c) shall be subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination pursuant to Section 1.1(d). Except (i) as provided in Section 1.1(d), (ii) in the event that this Agreement is terminated pursuant to Section 8 or (iii) if Purchaser is not obligated to extend the Offer as provided in this Section 1.1(c), Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. If Parent delivers a Meeting Election, Purchaser shall (and Parent shall cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer. The termination or expiration of the Offer by Purchaser pursuant to the preceding sentence is referred to in this Agreement as an “Offer Termination.” The Parties hereto acknowledge and agree that in no event shall an Offer Termination following a valid Meeting Election in accordance with the terms of this Agreement, in and of itself give, rise to a right of termination of this Agreement, and, if an Offer Termination occurs, (i) absent any valid termination of this Agreement pursuant to Section 8, the obligations of the Parties hereunder (other than those related to the Offer) shall continue to remain in effect, including those obligations with respect to the Merger, (ii) Purchaser shall not (and Parent shall cause Purchaser not to) (A) acquire any Shares pursuant to the Offer, or (B) without the Company’s prior written consent, commence within the meaning of Rule 14d-2 promulgated under the Exchange Act another tender offer or exchange offer with respect to the Shares after the Offer Termination and (iii) the text of clause (v)(1) of the definition of “Company Board Recommendation” shall be deemed to have been deleted in its entirety. If this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, including the Offer to Purchase and form of the related letter of transmittal, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents (unless the Board of Directors has made a Company Adverse Recommendation Change in compliance with Section 6.1(b)). The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser, on a timely basis (and in any event prior to the Offer Acceptance Time), all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Consideration and the Merger Consideration shall be appropriately adjusted; provided, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after (and in any event prior to 9:30 a.m. Eastern Time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) deposit, or cause to be deposited, with the Paying Agent (as defined below) the Payment Fund (as defined below), in accordance with Section 2.6(a).

(i) Notification of Offer Status. Parent shall, upon the reasonable request of the Company, advise the Company on a daily basis on each of the last seven (7) business days prior to the then-scheduled Expiration Date as to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Schedule TO that forms a part of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that includes the Company Board Recommendation (unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with Section 6.1(b)) and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or

Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Except with respect to any disclosure regarding a Company Adverse Recommendation Change made in compliance with Section 6.1, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. Except with respect to any disclosure regarding a Company Adverse Recommendation Change made in compliance with Section 6.1, the Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Shares.

(b) Stockholder Lists. The Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete (except for de minimis inaccuracies), as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement, shall not use such information in violation thereof and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or, at Parent’s option, destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares irrevocably accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation. If the Offer Acceptance Time occurs, the Merger shall be governed by Section 251(h) of the DGCL; if an Offer Termination occurs, the Merger shall be governed by Section 251(c) of the DGCL.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at 9:00 a.m. Eastern Time by means of a virtual closing through electronic exchange of documents and signatures (i) if the Offer Acceptance Time occurs (in which case the Merger will be governed by Section 251(h) of the DGCL), as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, except if any of the applicable conditions set forth in Section 7 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case, on the first business day on which all applicable conditions set forth in Section 7 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, or (ii) if an Offer Termination occurs, as soon as practicable (but in any event no more than three (3) business days) following the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of the last of the conditions set forth in Section 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of such conditions), unless, in each case, another date or time is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a) (provided that the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Decibel Therapeutics, Inc.”).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Decibel Therapeutics, Inc.”), until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.5 Conversion; Cancellation of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares held immediately prior to the Effective Time by any direct or indirect wholly owned Subsidiary of Parent (other than Purchaser) or of the Company shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time and no other consideration shall be delivered in exchange therefor;

(iv) except as provided in clauses (i), (ii) and (iii) above, each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Consideration in the same form as the Offer Consideration, without any interest thereon and subject to any applicable withholding Tax in accordance with Section 2.6(e) (as may be adjusted in accordance with Section 2.5(b), the “Merger Consideration”); and

(v) each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to Section 2.5(a)(iii), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.6 or, with respect to Dissenting Shares, only those rights set forth in Section 2.7.

(b) Without duplication of Section 1.1(g), if, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Cash Consideration to which holders of such Shares shall become entitled pursuant to Section 1.1(h) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate cash portion of the Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5 and, in connection therewith, prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent with terms reasonably acceptable to the Company. On or prior to the date of the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make prompt payment of the aggregate Cash Consideration payable. On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate cash portion of the Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). For the avoidance of doubt, neither Parent nor Purchaser shall be required to deposit any funds related to any Milestone Payment with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. The Payment Fund shall not be used for any purpose other than to pay the aggregate Cash Consideration in the Offer and the aggregate cash portion of the Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided that such investments shall be (x) in obligations of or guaranteed by the United States of America, or (y) in United States government or United States treasury money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payment of the Cash Consideration and the aggregate cash portion of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is maintained at a level sufficient to make such payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 2.6 shall be for the benefit of Parent and promptly returned to Parent.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof in accordance with Section 2.6(e), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof in accordance with Section 2.6(e), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share representing Shares that were converted into the right to receive the Merger Consideration shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following six (6) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Notwithstanding any provision contained herein to the contrary, each of the Surviving Corporation, Parent, Purchaser, and the Paying Agent shall be entitled to deduct and withhold from amounts (including any CVR or any Milestone Payment) otherwise payable in connection with this Agreement or the CVR Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code or any applicable Legal Requirement. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. The payment of any transfer, documentary, sales, use, stamp, registration, value added or other Tax by a holder of Shares in connection with the transactions contemplated by this Agreement, and the filing of any related Tax Return or other documentation with respect to any such Tax, shall be the responsibility of such holder.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a customary bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding as of immediately prior to the Effective Time and held by holders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and demanded appraisal rights of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn, validly waived nor otherwise lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such person shall have failed to perfect or shall have effectively withdrawn, validly waived or otherwise lost such person’s right to appraisal and payment under the DGCL, such Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in, and after the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8 Treatment of Company Equity Awards.

(a) At the Effective Time:

(i) each Company Option that is outstanding and unvested as of immediately prior to the Effective Time will vest in full;

(ii) each Tranche 1 Option that is then outstanding will be cancelled, and, in exchange therefor, the holder of such cancelled Tranche 1 Option will be entitled to (A) an amount in cash equal to the product of (x) the total number of Shares subject to such Tranche 1 Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Cash Consideration over the applicable exercise price per Share of such Tranche 1 Option, and (B) receive one CVR with respect to each Share subject to such Tranche 1 Option as of immediately prior to the Effective Time;

(iii) each Company Option that is a Tranche 2 Option or Tranche 3 Option that is then outstanding will be cancelled, and, in exchange therefor, the holder of such cancelled Company Option will be entitled to receive one CVR with respect to each Share subject to such Company Option as of immediately prior to the Effective Time (it being understood, for the avoidance of doubt, that the terms applicable to the CVRs received in respect of Tranche 2 Options or Tranche 3 Options differ from those applicable to other CVRs, as set forth in the CVR Agreement); and

(iv) each Company Option other than a Tranche 1 Option, a Tranche 2 Option or a Tranche 3 Option that is then outstanding and unexercised, whether or not vested, shall be cancelled with no consideration payable in respect thereof.

(b) At the Effective Time, each Company RSU that is then outstanding, whether or not vested, shall be cancelled and the holder thereof shall be entitled to (i) an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (y) the Cash Consideration, and (ii) receive one CVR with respect to each Share subject to such Company RSU as of immediately prior to the Effective Time (without regard to vesting).

(c) Parent shall, or shall cause the Surviving Corporation (or, in the case of consideration payable in connection with a Milestone Payment pursuant to a CVR, either the Rights Agent or the Surviving Corporation or an Affiliate pursuant to a Self-Pay Election (as defined in the CVR Agreement)) to, pay the aggregate consideration payable pursuant to this Section 2.8, net of any applicable withholding Taxes or other deductions (which amounts may be paid to current and former employees of the Company through Parent’s or the Surviving Corporation’s or an Affiliate’s payroll system or any successor payroll system (in the case of Milestone Payments under the CVR Agreement, if so determined by the Parent pursuant to a Self-Pay Election)) (i) in the case of any such consideration payable pursuant to Section 2.8(a)(ii)(A) or Section 2.8(b)(i), as promptly as practicable (and in any event no later than the third payroll date) after the Effective Time or (ii) in the case of any such consideration payable in connection with a Milestone Payment, as promptly as practicable after such Milestone Payment becomes due and payable under the CVR Agreement; provided that any such amounts that constitute nonqualified deferred compensation subject to Section 409A of the Code shall be paid at the earliest time permitted under the terms of the applicable award that would not result in a tax or penalty under Section 409A of the Code. Without limiting the generality of the foregoing, any payment made pursuant to Section 2.8(a) with respect to a Company Option that is an incentive stock option (within the meaning of Section 422 of the Code) shall be subject to Tax reporting and withholding in accordance with applicable Legal Requirements. Prior to the Effective Time, the Company shall take all actions appropriate or necessary (under the Company Equity Plans and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise) to effect the transactions described in this Section 2.8, so that as of the Effective Time there are no obligations in respect of the Company Options or Company RSUs other than the right to receive the payments under this Section 2.8.

2.9 Further Action. If no Offer Termination has occurred, the Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 (other than, in the case of clauses (b) and (c) of this paragraph, the representation and warranty contained in Section 3.5(a)(ii)) is subject to: (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of Section 3 of the Company Disclosure Schedule to the extent the applicability of such exception or disclosure is reasonably apparent on its face to qualify such other representation and warranty; and (c) disclosure in the Company SEC Documents filed on or after January 1, 2022 and publicly available prior to the date of this Agreement (provided that (i) in no event shall any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other cautionary, predictive or forward-looking statements in any other sections of such Company SEC Documents be deemed to be an exception to or disclosure for the purposes of the Company’s representations and warranties contained in this Section 3 and (ii) this clause (c) shall not apply to any of the representations and warranties set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), 3.3 (Capitalization), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Takeover Laws), 3.23 (Opinion of Financial Advisor) or 3.24 (Brokers and Other Advisors)):

3.1 Due Organization; Subsidiaries

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiaries are Decibel Securities Corporation, a security corporation duly organized, validly existing and in good standing under the laws of the State of Massachusetts (the “Securities Corporation Subsidiary”) and Decibel Therapeutics Australia Pty Ltd, a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Australia (the “Australian Subsidiary” and together with the Securities Corporation Subsidiary, the “Company Subsidiaries” and each, a “Company Subsidiary”) (each of the Company and the Company Subsidiaries, an “Acquired

Corporation” and collectively, the “Acquired Corporations”). Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure (i) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer and Merger in a timely manner.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock of the Company Subsidiaries, free and clear of all Encumbrances, except for transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock of the Company Subsidiaries held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests in (including any security or other Contract convertible into or exchangeable for any such equity or ownership interest) of any nature in any other Entity, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Corporation, including all amendments thereto, as in effect on the date hereof.

3.3 Capitalization

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 25,126,935 Shares had been issued and were outstanding as of the close of business on August 4, 2023 (the “Capitalization Date”); and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the Capitalization Date. All of the outstanding Shares and the issued and outstanding shares of capital stock of the Acquired Corporations have been duly authorized and validly issued, and are fully paid and nonassessable. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options outstanding as of the Capitalization Date in accordance with their terms and the Company has not issued any Company Options, Company RSUs or other equity-based awards.

(b) (i) None of the outstanding shares of capital stock of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Acquired Corporations are subject to any right of first refusal in favor of any Acquired Corporation; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote on any matters on which the stockholders of the Acquired Corporations have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Corporations. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act. There are no voting trusts or other Contracts with respect to the voting of any Shares. All outstanding Shares have been offered and issued in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

(c) As of the close of business on the Capitalization Date: (i) 3,484,594 Shares were subject to issuance pursuant to Company Options, all of which were granted and outstanding under the Company Equity Plans, (ii) 1,851,390 Shares were subject to issuance pursuant to Company RSUs (of which 266,056 Shares were subject to issuance pursuant to performance-vesting Company RSUs), all of which were granted and outstanding under the Company Equity Plans, (iii) 912,559 Shares were reserved for future issuance under Company Equity Plans and (iv) 960,440 Shares were reserved for future issuance under the Company ESPP. As of the close of business on the Capitalization Date, the weighted average exercise price of the Company Options outstanding as of that date was $4.66. Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Corporation.

(d) Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock of or other securities of any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) All Company Options and Company RSUs are evidenced by award agreements in the forms that have been provided to Parent. Section 3.3(e) of the Company Disclosure Schedule sets forth a listing of all Persons who hold outstanding Company Options or Company RSUs as of the close of business on the Capitalization Date, indicating, with respect to each Company Option or Company RSU, the number of Shares subject thereto, the date of grant or issuance, the vesting schedule and, with respect to each Company Option, the exercise price, expiration date and whether such Company Option is intended to be an incentive stock option (within the meaning of Section 422 of the Code).

3.4 SEC Filings; Financial Statements.

(a) Since February 11, 2021, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that are not material).

(c) The Company maintains, and at all times since February 11, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2020, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains and since February 11, 2021 has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is, and since February 11, 2021 has been, in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) Since January 1, 2020, (i) neither the Company nor the Company Subsidiaries has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or the Company Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or the Company Subsidiaries, whether or not employed by the Company or the Company Subsidiaries, has reported evidence of a material violation of applicable Legal Requirements, breach of fiduciary duty or similar violation by the Company or the Company Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(f) No Acquired Corporation is a party to, nor does any Acquired Corporation have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, such Acquired Corporation in the Company SEC Documents.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(h) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, and the Schedule 14D-9 and the Merger Proxy Statement (and any amendment or supplement thereto), if applicable, at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents, the Schedule 14D-9 and/or the Merger Proxy Statement (and any amendment or supplement thereto), if applicable, or on the date that the Offer is consummated or on the date of the Company Stockholder Meeting, if any, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes; No Material Adverse Effect.

(a) From December 31, 2022 through the date of this Agreement:

(i) except for discussions, negotiations and activities related to this Agreement, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice; and

(ii) there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

(b) Since December 31, 2022, there has not been any action taken by the Acquired Corporations that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would require Parent’s consent under Section 5.2(b) (other than clauses (iii), and (vii) thereof).

3.6 Title to Assets. Each Acquired Corporation has good and valid title to all material assets (excluding Intellectual Property Rights) owned by it as of the date of this Agreement, and such assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Corporations do not own any real property or hold any licenses for real property.

(b) The Acquired Corporations hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Section 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of (and the Company has made available to Parent prior to the date hereof a copy of) each Leased Real Property in effect as of the date hereof. No Acquired Corporation has received any notice regarding any (i) material violation or breach or default under any lease related to the Leased Real Property that has not since been cured, (ii) pending or threatened condemnation of any portion of the Leased Real Property or (iii) building, fire or zoning code violations with respect to the Leased Real Property. None of the Leased Real Property is subleased.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule identifies (i) the name of the current owner, (ii) the jurisdiction of application or registration and (iii) the application or registration number for each item of Company IP that is Registered IP, and all such Patents and registered Trademarks are subsisting, and to the knowledge of the Company, valid and enforceable in all respects. In addition, Section 3.8(a) of the Company Disclosure Schedule identifies Company IP that is not Registered IP, including tangible forms of Know-How, such as invention disclosures, proprietary processes, data and trade secrets. Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, no interference, opposition, reissue, reexamination proceeding, inter partes review, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or, to the knowledge of the Company, threatened against any Acquired Corporation, in which the scope, validity, enforceability, priority, inventorship or ownership of any Registered IP owned by or exclusively licensed to an Acquired Corporation is being contested or challenged.

(b) The Acquired Corporations are the sole and exclusive owners or licensees of all Company IP owned or purported to be owned or licensed by the Acquired Corporations, free and clear of all Encumbrances other than Permitted Encumbrances and the Acquired Corporations have the legal power to convey to a successor all of their ownership, rights, interests, and control in all Company IP.

(c) To the knowledge of the Company, no Company Associate owns or has any valid material claim, right (whether or not currently exercisable) or interest to or in any Company IP owned by an Acquired Corporation and each Company Associate who is or was involved in the creation or development of any Company IP has signed an agreement containing a present assignment of Intellectual Property Rights to an Acquired Corporation and confidentiality provisions protecting the Company IP, and there is no material breach under any such agreement.

(d) No funding, facilities or personnel of any Governmental Body or any university, college, research institute, educational institution or other institutions is being or has been used to create, in whole or in part, Company IP owned by the Acquired Corporations, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or any rights to Company IP.

(e) The Acquired Corporations have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Know-How held by an Acquired Corporation in all material respects.

(f) Section 3.8(f) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Corporation licenses in any material Intellectual Property Right (each an “In-bound License”) or licenses out any material Intellectual Property Right owned by an Acquired Corporation (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software or non-disclosure agreements entered into in the ordinary course of business consistent with past practice, and, Out-bound Licenses shall not include non-exclusive outbound licenses contained in non-disclosure, service provider, contract research organization or clinical trial agreements entered into in the ordinary course of business consistent with past practice).

(g) To the knowledge of the Company, the operation of the Acquired Corporations’ business as currently conducted does not infringe, misappropriate or otherwise violate in any respect any Intellectual Property Rights owned by any other Person. No Legal Proceeding is pending (or, to the knowledge of the Company, is being threatened) against an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations, taken as a whole, no Acquired Corporation has received any notice or other communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation.

(h) To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated in any material respect any Company IP. No Legal Proceeding is pending or threatened in writing by an Acquired Corporation relating to any actual, alleged or suspected material infringement, misappropriation or other violation of any Company IP by any other Person.

(i) None of the Company IP owned by an Acquired Corporation is subject to any pending or outstanding injunction, directive, order, judgment, settlement, consent ruling or other disposition of dispute that adversely restricts the use, transfer or licensing of any such Company IP by an Acquired Corporation, or otherwise adversely affects in any respect the validity, scope, use, registrability, or enforceability of any such Company IP.

(j) The consummation of the Transactions will not result in the loss of, impairment of, violation of, alteration in, forfeiture of, termination of, or payment of any material additional amounts with respect to, nor require the consent of any other Person in respect of, the Company IP.

(k) To the knowledge of the Company, each of the Acquired Corporations owns or is licensed to use, or otherwise has the right to use, all Registered IP necessary or useful for the conduct of business substantially in the manner conducted, or as currently contemplated to be conducted. The execution, delivery, and performance of the Agreement will not result in the loss, termination or material impairment of any rights in the Registered IP owned by or licensed to an Acquired Corporation.

(l) Within three (3) business days prior to the Expiration Date, the Company shall provide Purchaser with a schedule of any Taxes, maintenance fees or actions falling due within ninety (90) days of such expiration with respect to such patents, registered trademarks and registered copyrights, and applications for issuance of registration of any of the foregoing.

(m) To the knowledge of the Company, the Company has (i) used commercially reasonable efforts to diligently file and prosecute patent applications for all inventions included in Company IP, (ii) complied with all applicable laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of the Patents included in Company IP, (iii) each of the Patents included in Company IP properly identifies each inventor of the claims thereof as determined in accordance with the applicable law of the jurisdiction in which such Patent is issued or is pending. To the knowledge of the Company, all material filings, renewals, fees and other maintenance actions related to the Registered IP have been timely filed with and paid to each relevant Governmental Authority and internet domain name registrar.

(n) The Company has established and implemented organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and consistent in all material respects with all (i) Data Privacy Laws, (ii) applicable industry standards, (iii) publicly facing policies and notices of the Company relating to Personal Information, and (iv) Contract obligations of the Company or any of its Subsidiaries relating to the Processing of Personal Information ((i) through (iv), collectively, the “Privacy and Security Requirements”). The Acquired Corporations are, and since January 1, 2020 have been, in all material respects in compliance with and not in material default under or in material violation of any applicable Privacy and Security Requirements and, since January 1, 2020, no Acquired Corporation has been given notice of or been charged with any material violation of, any applicable Privacy and Security Requirement. To the knowledge of the Company, since January 1, 2020, no Acquired Corporation has experienced any material security breach or cybersecurity event, including, without limitation, any theft, loss, or unauthorized access or acquisition of Personal Information.

(o) The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively “Open Source Software”) in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company IP (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works, (ii) any restriction on the consideration to be charged for the distribution of any Company IP, (iii) the creation of any obligation for the Company with respect to Company IP owned by the Company, or the grant to any third party of any rights or immunities under Company IP owned by the Company, or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company IP.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Corporation is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Acquired Corporation is a party or by which it is bound as of the date of this Agreement (whether or not set forth on Section 3.9(a) of the Company Disclosure Schedule) constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body and pursuant to which (A) an Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Corporation’s conduct;

(ii) any Contract (A) materially limiting the freedom or right of any Acquired Corporation or any of its Affiliates (including, after the Closing, Parent and its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions granted by any Acquired Corporation, or (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Corporation or any of its Affiliates (including, after the Closing, Parent and its Affiliates) to sell, distribute or manufacture any products or services for any other Person;

(iii) any Contract (A) under which aggregate payments in excess of $250,000 were made by or to the Acquired Corporations in the fiscal year ending December 31, 2022 or (B) that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration to or by any Acquired Corporation in an amount having an expected value in excess of $250,000 in the fiscal year ending December 31, 2023 and in each case which cannot be cancelled by such Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice;

(iv) any Contract relating to (A) the pricing or reimbursement terms for any Key Product, (B) the distribution of any Key Product (for the avoidance of doubt, excluding any Contract solely in respect of courier services), or (C) the purchase from any Acquired Corporation of any Key Product;

(v) any Contract relating to Indebtedness in excess of $150,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation;

(vi) any Contract with any Person constituting a material joint venture, collaboration, partnership or similar profit sharing arrangement;

(vii) any Contract with a material group purchasing organization;

(viii) any Contract (excluding any Employee Plan) that by its express terms requires an Acquired Corporation, or any successor to, or acquirer of, an Acquired Corporation, to make any payment to another Person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(ix) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation or the issuance of any guaranty by an Acquired Corporation;

(x) any (A) In-bound License and (B) Out-bound License;

(xi) any Contract for the lease or sublease of any real property;

(xii) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xiii) any Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing;

(xiv) any Contract pursuant to which any Acquired Corporation has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of $500,000 of future payments in the aggregate or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Acquired Corporation, in each case in excess of $500,000 of future payments in the aggregate;

(xv) any Contract that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of any Key Product, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on any Key Product;

(xvi) any Contract that is with any Person who is a supplier to the Company of (A) material tangible products or services relating to any Key Product or (B) such products or services relating to any Key Product that cannot be obtained from another source for a substantially similar cost with substantially similar quality;

(xvii) any Contract that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of the Company’s product candidates, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Company’s product candidates;

(xviii) any Contract with any Governmental Body under which payments in excess of $250,000 were received by the Acquired Corporations in the most recently completed fiscal year or under which payments in excess of such amount are reasonably expected to be made in the current or any future fiscal year;

(xix) any Contract for the acquisition or divestiture of assets that contains financial covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any Company Subsidiaries in excess of $250,000;

(xx) any Contract with a contract research organization or other provider of clinical trial or related services; and

(xxi) any Contract not otherwise required to be disclosed under the foregoing clauses (i) through (xix) that would reasonably be expected to, as of the date hereof, involve payments by or to the Company of more than $500,000 between the date hereof and December 31, 2025 and which cannot be cancelled by the Company without penalty or further payment without more than ninety (90) days’ notice.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent an accurate, unredacted and complete copy of each Material Contract or has publicly made available an accurate, unredacted and complete copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no (i) Acquired Corporation nor, to the knowledge of the Company, the other party to a Material Contract is in breach of, or default under, any Material Contract and no Acquired Corporation, or to the knowledge of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract and (ii) each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2020, the Acquired Corporations have not received any written notice, or to the knowledge of the Company, oral notice, regarding any material violation or breach or default under any Material Contract that has not since been cured. No Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect.

3.10 Liabilities. The Acquired Corporations do not have any liabilities or obligations (whether accrued, absolute, contingent, fixed or otherwise) except for: (i) liabilities reflected or reserved against in the audited consolidated balance sheet (or notes thereto) of the Company and the Company Subsidiaries as of December 31, 2022; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities or obligations that have been discharged or paid in full; (iv) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2022; and (v) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11 Compliance with Legal Requirements. The Acquired Corporations are, and since January 1, 2020 have been, in all material respects in compliance with and not in default under or in violation of any applicable Legal Requirements and, since January 1, 2020, no Acquired Corporation has been given written notice of or been charged with any material violation of, any applicable Legal Requirement. Since January 1, 2020, the Acquired Corporations have not been given written notice, or to the knowledge of the Company, oral notice, by a Governmental Body of being under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any material violation of, any Legal Requirements.

3.12 Regulatory and Compliance Matters.

(a) The Acquired Corporations have filed, maintained or furnished with the applicable regulatory authorities (including the FDA, the EMA, the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (the “MHRA”) or any other Governmental Body performing functions similar to those performed by the FDA, the EMA, the MHRA or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, shipment, import, export or distribution of pharmaceutical products, including the Centers for Medicare & Medicaid Services (such Governmental Bodies, collectively, the “Specified Governmental Bodies”) and institutional review boards, data safety monitoring boards or ethics committees responsible for review, oversight, or approval of any clinical trial involving a product candidate of the Acquired Corporations in any jurisdiction (such boards and committees, collectively, “Review Boards”) all required material filings, declarations, listings, registrations, documents, reports or submissions, including any required adverse event reports. All such filings, declarations, listings, registrations, reports or submissions (including, for the avoidance of doubt, the Investigational New Drug Application filed by the Company on September 15, 2022 (the “Company IND”)) (i) have been made available to Parent and (ii) were true, complete and correct and in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted in writing by any applicable Governmental Body with respect to any such filings, declarations, listings, registrations, reports or submissions.

(b) The Acquired Corporations hold all Regulatory Permits required for their business as currently conducted, and each such Regulatory Permit is valid and in in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Regulatory Permits. Since January 1, 2020, no deficiencies have been asserted in writing by any applicable Governmental Body with respect to any Regulatory Permits of the Acquired Corporations.

(c) Since January 1, 2020, the Acquired Corporations have not received any written notice from a Governmental Body that any of their products are misbranded as defined in 21 U.S.C. § 352 or adulterated as defined in 21 U.S.C. § 351, as amended, and the rules and regulations promulgated thereunder, or as defined in comparable Legal Requirements in any jurisdiction.

(d) Except as set forth in the Company Disclosure Schedule, all preclinical and clinical studies, tests, and investigations sponsored or conducted by the Acquired Corporations or, to the knowledge of the Company, any of the Acquired Corporations’ research, development, collaboration or similar commercialization partners with respect to any material product or material product candidate of the Acquired Corporations (solely while acting in such capacity) (“Collaboration Partners”) have been and are being conducted in material compliance with standard medical and scientific research procedures and applicable Legal Requirements, rules, regulations and guidances (regarding gene therapies), including Good Clinical Practice Requirements, Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements and federal and state laws, rules, regulations and guidances (regarding gene therapies), restricting the use and disclosure of individually identifiable health information. The Company and, to the knowledge of the Company, its Collaboration Partners have maintained appropriate mechanisms, policies, procedures and practices to ensure the prompt collection and reporting of adverse event or any other safety or efficacy data, notifications, corrections, recalls and other actions required by Law relating to such preclinical and clinical studies, tests and investigations. No human clinical trial conducted or sponsored by or on behalf of any Acquired Corporation or, to the knowledge of the Company, any Collaboration Partner, has been terminated or suspended by FDA or any other applicable Governmental Body or any Review Board. No Acquired Corporation nor, to the knowledge of the Company, any Collaboration Partner has received any written notice or other correspondence (i) from any Specified Governmental Bodies or Review Board with respect to any ongoing or proposed clinical or pre-clinical studies tests, or investigations requiring or recommending the termination, suspension or material modification or refusal to permit the performance of such studies, tests, or investigations or (ii) any person regarding any breach or alleged breach with respect to individually identifiable health information.

(e) No Acquired Corporation nor, to the knowledge of the Company, any Collaboration Partner has (i) made an untrue statement of a material fact or fraudulent statement to the Specified Governmental Bodies, (ii) failed to disclose a material fact required to be disclosed to the Specified Governmental Bodies or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for any Specified Governmental Body to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any similar policy or Legal Requirement in any applicable jurisdiction (including, for the avoidance of doubt, in the case of each of clauses (i)-(iii), in connection with the Company IND). As of the date of this Agreement, no Acquired Corporation nor, to the knowledge of the Company, any Collaboration Partner is the subject of any pending or, to the knowledge of the Company, threatened investigation by the Specified Governmental Bodies pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or any similar policy or Legal Requirement in any applicable jurisdiction. No Acquired Corporation nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators or Collaboration Partner has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

(f) Each Acquired Corporation and, to the knowledge of the Company, each Collaboration Partner is in compliance and has, since January 1, 2020, been in compliance, in each case, in all material respects, with all pharmaceutical- and healthcare-related Legal Requirements applicable to the operation of its business, including (together with their implementing regulations) (i) the FDCA; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act; (iv) Section 5(a) of the FTC Act; (v) the federal Medicare and Medicaid statutes; (vi) government program and price reporting Legal Requirements under the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), the Public Health Service Act (42 U.S.C. § 256b(a)(4)), and the United States Department of Veterans Affairs Federal Supply Schedule (38 U.S.C. § 8126) including requirements under related contracts and agreements; (vii) the Physician Payments Sunshine Act; (viii) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)); (ix) the Stark Law (42 U.S.C. § 1395nn); (x) the federal False Claims Act (42 U.S.C. § 1320a-7b(a)); (xi) the Civil Monetary Penalty provisions of the Social Security Act; (xii) Legal Requirements the violation of which is cause for exclusion from any federal health care program; (xiii) state laws relevant to pharmaceutical and healthcare products, companies, and services; and (xiv) any foreign equivalent Legal Requirements in respect of any of the foregoing, including, in the case of the European Union, any such equivalent Laws of the European Union and the corresponding implementing national rules of each member thereof, as well as the equivalent Legal Requirements of the United Kingdom. No Acquired Corporation nor, to the knowledge of the Company, any Collaboration Partner is subject to any enforcement, regulatory or administrative proceedings, audit, or investigation against or affecting such Acquired Corporation relating to or arising under the FDCA or the other pharmaceutical- and healthcare-related Legal Requirements described in this Section 3.12(f) or similar Legal Requirements, and no such enforcement, regulatory or administrative proceeding, or audit or investigation has been threatened in writing.

(g) Since January 1, 2020, there have been no product recalls conducted by the Acquired Corporations or, to the knowledge of the Company, any Collaboration Partner and no written requests from any Governmental Body requiring the Acquired Corporations or, to the knowledge of the Company, any Collaboration Partner to cease to manufacture, market, distribute or sell any products or product candidates of the Acquired Corporations.

(h) To the knowledge of the Company, no person has filed against the Company an Action relating to the Company under any whistleblower statute or similar Legal Requirement, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(i) Since January 1, 2020, no Acquired Corporation has been notified in writing by any Governmental Body or Review Board of any failure (or any investigation with respect thereto) by it or any Collaboration Partner, representative, agent, licensor, licensee, contract manufacturing organization, contract research organization, clinical trial investigator, clinical trial site, partner or distributor to comply with any Drug Law in any jurisdiction in which the Acquired Corporation or any Collaboration Partner is operating, including those pertaining to programs or systems regarding the conduct of clinical studies, product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good

Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and Adverse Drug Reaction Reporting requirements, in each case with respect to any material product or material product candidates of any Acquired Corporation, except for such failures or investigations which would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(j) Since January 1, 2020, no Acquired Corporation or, to the knowledge of the Company, any Collaboration Partner, has received any FDA Form 483 or warning letter, untitled letter, inspectional observation or other similar correspondence or written notice from FDA or any other Governmental Body.

(k) No Acquired Corporation is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Specified Governmental Body.

3.13 Certain Business Practices. Since January 1, 2020, no Acquired Corporation, nor any of their respective officers, directors or employees, nor, to the knowledge of the Company, any of their respective agents or Collaboration Partners (in each case, acting in their capacity as such and in connection with activities undertaken for or on behalf of any Acquired Corporation) has (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, (iv) violated any provision of any applicable Anti-Corruption Laws or any rules or regulations promulgated thereunder, applicable anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect or (v) materially violated any applicable Global Trade Laws and Regulations. Since January 1, 2020, no Acquired Corporation has received any written communication from a Governmental Body that alleges any of the foregoing.

3.14 Governmental Authorizations. The Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are in compliance in all material respects with the terms and requirements of such Governmental Authorizations.

3.15 Tax Matters.

(a) Each Acquired Corporation has (i) prepared and timely filed (taking into account any valid extension of time within which to file) all income or franchise Tax Returns and all other material Tax Returns that are required to be filed by or with respect to any Acquired Corporation, and all such Tax Returns are true, correct and complete in all material respects, (ii) timely paid in full to the relevant Governmental Body all material Taxes required to be paid by any Acquired Corporation (whether or not shown on any Tax Return), and (iii) within the time and in the manner prescribed by any applicable Legal Requirement, deducted, withheld, collected, and paid over to the proper Governmental Body all material amounts required to be so deducted, withheld, collected, or paid and has otherwise complied in all material respects with all applicable Legal Requirements relating to the payment, withholding, collection, and remittance of Taxes (including information reporting requirements).

(b) The charges, accruals and reserves for Taxes with respect to each Acquired Corporation reflected in the Company SEC Documents are adequate, in accordance with GAAP, to cover all material Taxes payable by each Acquired Corporation for all periods through the date of the Company SEC Documents, and such charges, accruals, and reserves, as adjusted for the passage of time and ordinary course of business operations through the Closing Date, are adequate to cover all material Taxes payable by each Acquired Corporation that are currently pending.

(c) There is no claim, litigation, examination, audit, investigation, or other proceeding ongoing, threatened in writing or pending with respect to any material Taxes or material Tax matters (including material Tax Returns) of or with respect to any Acquired Corporation. No Governmental Body in a jurisdiction in which an Acquired Corporation does not file Tax Returns has made a claim in writing that an Acquired Corporation is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction. No Acquired Corporation is or has been subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction. The Tax Returns of each Acquired Corporation have never been examined, and there is no outstanding extension or waiver of any statute of limitations with respect to the assessment or collection of material Taxes from any Acquired Corporation (other than in connection with automatic extensions to file income Tax Returns obtained in the ordinary course of business).

(d) No adjustment with respect to any material Tax Return, claim for any material additional Tax, or deficiencies for material Taxes have been received by any Acquired Corporation, except for any such adjustment, claim, or deficiency that has been fully satisfied by payment, settled, or withdrawn. All assessments for material Taxes due from any Acquired Corporation with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.

(e) No Acquired Corporation is the beneficiary of any Tax exemption, Tax holiday, or other Tax reduction contract or order.

(f) No Acquired Corporation (i) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is an Acquired Corporation), (ii) is or has been a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or similar contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than any agreement or arrangement solely between the Acquired Corporations or customary Tax indemnification provisions in Contracts entered into in the ordinary course of business, the principal purpose of which is not related to Taxes), or (iii) has any material liability for Taxes of any Person (other than the Acquired Corporations) under Treasury Regulations Section 1.1502-6 (or any similar or analogous provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise. No Acquired Corporation is required to make any payments under Section 965(h)(1) of the Code.

(g) No Acquired Corporation has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any analogous or similar provision of state, local or non-U.S. law) occurring during the two-year period ending on the date of this Agreement.

(h) No Acquired Corporation has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or non-U.S. law).

(i) No Acquired Corporation is or will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any similar or analogous provision of state, local, or non-U.S. law), (ii) “closing agreement” (within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. income Tax law)) entered into at or prior to the Closing, (iii) installment sale, intercompany transaction, or open transaction made or entered into prior to the Closing, or any “excess loss account” within the meaning of the regulations under Section 1502 of the Code (or any analogous or similar provision of state, local, or non-U.S. Tax law) existing as of immediately prior to the Closing, or (iv) prepaid amount received at or prior to the Closing.

(j) No Acquired Corporation is bound with respect to the current or any future taxable period by any “closing agreement” (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. law)) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(k) There are no Encumbrances in respect of or on account of material Taxes upon any assets or properties of any Acquired Corporation, other than statutory Encumbrances for Taxes not yet due and payable.

(l) Each Acquired Corporation has at all times been exclusively resident for all Tax purposes in its jurisdiction of incorporation.

(m) The Australian Subsidiary is treated as a controlled foreign corporation for U.S. federal income tax purposes.

3.16 Employee Matters; Benefit Plans.

(a) The employment of each of the Company’s or its Subsidiaries’ employees is terminable by the Company at will.

(b) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with a labor organization representing any of its employees. Since January 1, 2020, there has not been any strike, lockout, labor dispute or union organizing activity, or any threat thereof, by any employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. Since January 1, 2020, the Company has been in material compliance with all applicable Legal Requirements related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee and independent contractor classification, workers’ compensation, family and medical leave, the immigration and occupational safety and health requirements, and no claims or Legal Proceedings are pending or threatened with respect to the foregoing. Each individual who renders services to the Company or any of its Subsidiaries who is classified as an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Employee Plans) is properly so characterized. To the knowledge of the Company, no allegations of sexual or other discrimination, harassment or misconduct or violations of policies of the Company or any of its Subsidiaries have been made against any current or former employee or other service provider of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations described in the immediately preceding sentence by any current or former employee or other service provider.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans. To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each Employee Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof; (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”); (iii) the most recent summary plan descriptions and any material modifications thereto; (iv) the Form 5500 filed with the DOL for the last two (2) plan years; (v) the most recently prepared financial statements or actuarial reports; and (vi) any other material correspondence with a Governmental Body.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, or been required to contribute to, or otherwise incurred any liability with respect to, (i) a plan subject to Title IV or Section 302 of ERISA or Code Section 412 or 4971, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA, or (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. There are no pending or threatened claims (other than routine claims for benefits in the ordinary course of business consistent with past practice) or Legal Proceedings, and, to the knowledge of the Company, no set of circumstances exists that may reasonably give rise to a claim or Legal Proceeding, against the Employee Plans, any fiduciaries thereof or the assets of any related trusts. No Employee Plan is under audit or the subject of an investigation by the IRS, the DOL, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Body, nor is any such audit or investigation pending or, to the knowledge of the Company, threatened. The Company is not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Employee Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies both in form and operation with the requirements of Section 409A of the Code in all material respects. All contributions required to be made to any Employee Plan by applicable Legal Requirements or otherwise, and all premiums due or payable with respect to insurance policies funding any Employee Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of the Company in accordance with GAAP.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), none of the Company, any of its Subsidiaries or any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer, director or other service provider of the Company or its Subsidiaries pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g) The consummation of the Transactions (whether alone or in combination with other events or circumstances) will not, directly or indirectly (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company or its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment, vesting or exercisability, or materially increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor or other service provider, (iii) cause the Company or its Subsidiaries to transfer or set aside any assets to fund any compensation or benefits under any Employee Plan, or (iv) result in any limitation on the right of the Company or its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or its Subsidiaries in connection with the Transactions (whether alone or in combination with other events or circumstances) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) No Employee Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

3.17 Environmental Matters.

(a) The Acquired Corporations and, to the knowledge of the Company, all Collaboration Partners are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business.

(b) There is no material Legal Proceeding arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Corporation or, to the knowledge of the Company, in respect of any Leased Real Property.

(c) No Acquired Corporation has received any written notice of, or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving, uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Corporation arising under Environmental Laws.

(d) There are and have been no Hazardous Materials Released, used or disposed of by any Acquired Corporation on, at or under any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of an Acquired Corporation under any Environmental Law.

(e) To the knowledge of the Company, there are and have been no Releases on, at, under or from any property or facility, including the Leased Real Property, that would reasonably be expected to result in any material claim against or liability of an Acquired Corporation under any Environmental Law.

(f) No Acquired Corporation has contractually assumed any material liability of another Person relating to Environmental Laws.

3.18 Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies and self-insurance programs relating to the business, assets and operations of the Acquired Corporations (collectively, the “insurance policies”). The Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect, no notice of termination, cancellation, non-renewal or material modification has been received (other than a notice in connection with ordinary renewals), all premiums due and payable thereon have been paid in accordance with the terms of such policies and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Section 3.18 of the Company Disclosure Schedule sets forth an accurate and complete list of the insurance policies.

3.19 Legal Proceedings; Orders.

(a) There are no Legal Proceedings pending (or, to the knowledge of the Company threatened) against any Acquired Corporation or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such, except as, individually or in the aggregate, (i) has not been, and would not reasonably be expected to be, material to the Acquired Corporations, taken as a whole, and (ii) as of the date hereof would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer and Merger in a timely manner.

(b) There is no order, writ, injunction or judgment to which an Acquired Corporation is subject that, individually or in the aggregate, (i) would have, or would reasonably be expected to have a Material Adverse Effect or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer and Merger in a timely manner.

(c) No material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened.

3.20 Authority; Binding Nature of Agreement. The Company has the corporate power and authority, and has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement, and assuming the representations and warranties in the second sentence of Section 4.8 are true and correct, to consummate the Transactions, including the Offer and the Merger (subject, in the case of the Merger, if an Offer Termination has occurred, to the adoption of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”)). The Board of Directors has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions, other than, in the case of the Merger, if an Offer Termination has occurred, the Company Stockholder Approval, (d) resolved that (i) if the Offer Acceptance Time occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (ii) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL and (e) resolved to recommend that the stockholders of the Company (1) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (2) adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof, which resolutions, unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with Section 6.1(b), have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.21 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in the second sentence of Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the CVR Agreement and the Support Agreements and to the consummation of the Offer, the Merger and the other Transactions.

3.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, any applicable filing, notification or approval required by the Antitrust Laws (if any), and the rules and regulations of the SEC and NASDAQ, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Corporation; (ii) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Corporation, except in the case of clauses (iii) and (iv), as would not reasonably be expected, individually or in the aggregate, to (i) have, a Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer and Merger in a timely manner.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer and Merger in a timely manner.

3.23 Opinion of Financial Advisor. The Board of Directors has received the oral opinion of Centerview Partners LLC (“Centerview”), financial advisor to the Company, to be subsequently confirmed by delivery of a written opinion, that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing such opinion, the Offer Consideration or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Converted Shares, Dissenting Shares and any Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such written opinion as soon as possible following the date of this Agreement.

3.24 Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and correct copies of all agreements under which any such fee or commission or expense reimbursement is payable and all indemnification and other agreements related to the engagement of the persons to whom any such fee is payable. Section 3.24 of the Company Disclosure Schedules sets forth a good faith estimate as of the date hereof of all fees and expenses of any brokerage, finder, financial advisor, investment banker, legal counsel, accountant or other advisor or consultant payable by any Acquired Corporation in connection with this Agreement or the Transactions.

3.25 Clinical Supply. The Acquired Corporations have good and marketable title to their clinical supply of each Key Product free and clear of all Encumbrances (other than Permitted Encumbrances). Such clinical supply of each Key Product has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permit and other laws. The clinical supply of each Key Product has been properly stored in accordance with the relevant specifications.

3.26 Suppliers. Section 3.26 of the Company Disclosure Schedule sets forth a true and complete list of (i) the ten (10) largest (measured by gross expenditures by the Acquired Corporations on a consolidated basis) suppliers of products and services for the product candidates of the Acquired Corporations (including the Key Products) and (ii) suppliers of any ingredients or materials used in manufacturing of each Key Product (collectively, the “Material Suppliers” and each, a “Material Supplier”) to the Acquired Corporations for the twelve (12) months ended December 31, 2022. No Material Supplier has terminated or cancelled, or delivered written notification to any Acquired Corporation that it intends to terminate or cancel, or decreased materially or, to the knowledge of the Company, threatened to decrease or limit materially, its relationship with any Acquired Corporation. No Acquired Corporation has been engaged in a material dispute with any Material Supplier that has not been resolved as of the date hereof. There has been no material change in the pricing or other material terms of its business relationship with any Material Supplier that is adverse to the Acquired Corporations, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not be material to the Acquired Corporations, taken as a whole. All amounts owing to such Material Supplier by any Acquired Corporation have been paid in all material respects in accordance with their respective terms.

3.27 Acknowledgement by Company and Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is relying and neither the Company nor any of the Company Subsidiaries has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 4. Such representations and warranties by Parent and Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions, and the Acquired Corporations understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by each of Parent and Purchaser.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing (if recognized in the applicable jurisdiction of organization) under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances, except for transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Each of Parent and Purchaser has the corporate power and authority, and has taken all corporate action necessary, to execute and deliver and perform its obligations under this Agreement and the CVR Agreement and to consummate the Transactions, including the Offer and the Merger. The board of directors of Purchaser has approved the execution, delivery and performance by Purchaser of this Agreement and the CVR Agreement and the consummation of the Transactions, including the Offer, the Merger and the payment of the Milestone Payments. This Agreement has been, and the CVR Agreement will be, duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the NYBCL, the DGCL, and any applicable filing, notification or approval required by the Antitrust Laws (if any), the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or

Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents and the Merger Proxy Statement, if applicable), Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has previously been obtained).

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 and the Merger Proxy Statement (and any amendment or supplement thereto), if applicable, will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents, the Merger Proxy Statement (and any amendment or supplement thereto), if applicable, or the Schedule 14D-9 based upon information supplied to Parent or Purchaser by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.7 Funds. Parent has and at all times required by this Agreement, including the Offer Acceptance Time (if applicable) and Closing Date, Parent will have (and will make available to Purchaser in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Cash Consideration, the aggregate cash portion of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses required to be paid by Parent and Purchaser in connection with the Transactions.

4.8 Ownership of Shares. Except as contemplated by this Agreement or for 2,097,314 Shares owned by Purchaser and/or its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL) (which Shares Purchaser and/or such affiliates will continue to own at all times through the time immediately prior to the Effective Time), neither Parent nor any of Parent’s controlled Affiliates (including Purchaser) directly or indirectly owns any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Assuming the accuracy of the representations and warranties (i) of the Company set forth in Section 3.3 and (ii) as to capitalization in the applicable agreement(s) pursuant to which Purchaser and/or its Affiliates purchased securities that were convertible into Shares, neither Parent nor Purchaser nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is prior to the execution hereof, nor at any time during the period commencing three (3) years prior to the execution hereof has been, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions, and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the

Acquired Corporations, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of the Acquired Corporations to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and to properties, assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent to the extent (i) such disclosure would, in the Company’s reasonable discretion (x) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (y) contravene any applicable Legal Requirement (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements) or (z) contravene any Contract to which an Acquired Corporation is a party (so long as the Acquired Corporations have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by such Contract) or (ii) such information is included in the minutes of the meetings of the Board of Directors or its committees and relates to the discussion by the Board of Directors or any applicable committee of the Transactions or any similar transaction between the Company and any other Person (including any applicable portions of presentations or other materials prepared by or for the Board of Directors, whether in connection with a specific meeting, or otherwise relating to such subject matter). With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidential Disclosure Agreement dated June 30, 2023, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Acquired Corporations’ Business. During the Pre-Closing Period:

(a) except (x) as expressly required under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2(a)(i) of the Company Disclosure Schedule, the Company shall, and shall cause each Acquired Corporation to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) preserve intact its assets (including technology) (other than assets of de minimis value in the aggregate), business organizations and relationships with third parties and keep available the services of its present officers and other employees and (iii) maintain satisfactory relationships with Governmental Bodies, customers, suppliers, licensors, licensees, distributors, collaboration partners and other business partners having material business dealings with the Acquired Corporations and to maintain their rights and Regulatory Permits; and

(b) except (x) as expressly required under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in the corresponding subsection of Section 5.2(b) of the Company Disclosure Schedule, the Acquired Corporations shall not:

(i) (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options or Company RSUs pursuant to the terms thereof (as in effect as of the date hereof); or (C) between the Company, on the one hand, and a Company Subsidiary, on the other hand;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue Shares as required to be issued upon the exercise of Company Options or settlement of Company RSUs, in each case, outstanding as of the date of this Agreement pursuant to the terms thereof (as in effect as of the date hereof) or issuable to participants in the Company ESPP in accordance with the terms thereof);

(iv) except as required under any Employee Plan as in effect on the date of this Agreement, (A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting of compensation or benefits under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof); (B) grant or agree to grant any current or former employee, director or other service provider any increase in compensation, bonuses or other benefits; (C) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits; (D) grant or pay any awards or accelerate the vesting of or lapsing of restrictions with respect to any compensation or benefits; (E) hire or promote any employee or other service provider of the Company or its Subsidiaries (or with respect to hiring, would become an employee or other service provider of the Company or its Subsidiaries) who has (or with respect to hiring or promotion, would have) a target annual compensation opportunity (base salary and target annual bonus) of $200,000 or more or who is or would be the Chief Executive Officer of the Company or a direct report thereto; or (F) terminate other than for cause the employment of any employee or other service provider of the Company or its Subsidiaries who has a target annual compensation opportunity (base salary and target annual bonus) of $200,000 or more;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership or similar arrangement;

(vii) except as otherwise set forth in the Company’s operating budget set forth on Section 5.2(b)(vii) of the Company Disclosure Schedule, make or authorize any capital expenditure (except that the Acquired Corporations may make capital expenditures that do not exceed $250,000 individually or $750,000 in the aggregate);

(viii) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), transfer or assign any Company IP or material right or other material asset or property (except, in the case of (x) assets, properties and rights other than Company IP and (y) acquisitions or licenses in of Intellectual Property Rights, (A) in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice) in amounts not exceeding $500,000 individually or in the aggregate, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations in amounts not exceeding $500,000 individually or in the aggregate, (C) capital expenditures permitted by clause (vii) of this Section 5.2(b) or (D) transactions between the Company, on the one hand, and one or more Company Subsidiaries, on the other hand);

(ix) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto), other than between the Company, on the one hand, and one or more Company Subsidiaries, on the other hand, or make investments other than in accordance with the Company’s investment guidelines as in effect on May 9, 2023;

(x) (A) amend, modify, waive or release any material rights under or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business consistent with past practice or termination at the end of the Contract term in accordance with the terms of the Contract) any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement or (B) enter into any Contract that would constitute a Material Contract if it were if it were in effect on the date of this Agreement;

(xi) (A) adopt or change any material method of Tax accounting or change any Tax accounting period; (B) make (other than consistent with past practice), revoke or change any material Tax election; (C) amend any material Tax Return; (D) enter into any “closing agreement” (within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local, or non-U.S. law)); (E) request any material ruling from any Governmental Body with respect to Taxes; (F) settle or compromise any material liability for Taxes or any claim, audit or other proceeding relating to a material amount of Taxes or surrender any right to claim a material refund of Taxes; or (G) agree to a waiver or extension of the statute of limitations with respect to a material amount of Taxes;

(xii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $250,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporations), (B) does not involve the admission of wrongdoing by the Company or any of its Subsidiaries and do not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any license, cross license or similar arrangement with respect to any Company IP or products of any Acquired Corporation and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors or officers relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable;

(xiii) adopt or implement any stockholder rights plan or similar arrangement;

(xiv) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Legal Requirements;

(xv) commence any clinical trial in respect of any Key Product;

(xvi) terminate any clinical trials in respect of any Key Product that are ongoing as of the date hereof, other than pursuant to the terms thereof;

(xvii) qualify any new site for manufacturing of any Key Product;

(xviii) fail to maintain in full force and effect the existing insurance policies of the Acquired Corporations or to renew or replace such insurance policies with comparable insurance policies;

(xix) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations;

(xx) pay or incur any obligation in respect of the matters described on Section 5.2(b)(xx) of the Company Disclosure Schedules;

(xxi) fail to preserve and maintain any material Company IP except non-exclusive licenses and sublicenses of Company IP to customers or suppliers of the Acquired Corporations;

(xxii) disclose to any third party other than pursuant to written confidentiality obligations, or otherwise fail to preserve and maintain any material Know-How; or

(xxiii) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xxii) of this Section 5.2(b). Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with, and otherwise complying with, this Agreement.

(b) The Acquired Corporations shall, and cause their Representatives to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal as of the date hereof. Except as otherwise expressly permitted by this Section 5.3(b), during the Pre-Closing Period the Acquired Corporations shall not, and shall cause their Representatives not to, directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal as of the date hereof; (ii) (A)

solicit, initiate or facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, unless, solely in the case of this clause (iii), (I) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, in which event the Acquired Corporations may take the actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis to the Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 5.3 and (II) the Company complies with the obligations set forth in Section 5.3(d) or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent) that has, within the one (1)-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal and the Company shall, and shall cause the other Acquired Corporations to, within one (1) business day following the date hereof, terminate access by any third Person who has made or would reasonably be expected to make an Acquisition Proposal (other than Parent and its Representatives) to any data room (virtual or actual) containing any confidential information of any Acquired Corporation.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time or the receipt of the Company Stockholder Approval (whichever is first to occur, the “Cut-off Time”) any Acquired Corporation or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from or arise out of a breach of this Section 5.3 or Section 6.1, if the Board of Directors determines in good faith, (i) after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, and (ii) after consultation with the Company’s outside legal counsel, that the failure to take such action described in clauses (A) and (B) of this Section 5.3(c) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal and their Representatives; provided that the Company shall substantially concurrently provide to Parent any information concerning the Acquired Corporations that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by this Section 5.3 promptly (and in any event within one (1) day) of the execution thereof.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent if any requests, inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or any initial request for non-public information concerning the Company from any Person or group who has made or could reasonably be expected to make an Acquisition Proposal, in each case, are received by any Acquired Corporation or any Representative thereof and provide to Parent unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the terms and conditions of any oral requests, inquiries, proposals or offers (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto), the name of such Person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation), and (iii) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company if the Board of Directors determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided, that this Section 5.3(e) shall not be deemed to permit the Board of Directors to make a Company Adverse Recommendation Change except to the extent permitted by Section 6.1(b).

(f) The Company agrees that in the event any Acquired Corporation or any Representative of an Acquired Corporation takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

5.4 Preparation of Proxy Statement; Stockholder Meeting.

(a) Within ten (10) business days following receipt by Parent of a request for additional information and documentary materials pursuant to 15 USC §18a(e)(1)(A), Parent may, after consulting with and considering in good faith the views of the Company, by providing written notice to the Company (a “Meeting Election”), require the Company to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to the Company Stockholder Meeting (together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”); provided that if an HSR Filing has been made pursuant to Section 6.2(b), the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated, (i) Parent may not deliver a Meeting Election and (ii) if a Meeting Election has already been delivered but the Company has not yet mailed the Merger Proxy Statement, the Meeting Election and any Offer Termination shall automatically be withdrawn and, if the Offer has been terminated or expired without any Shares having been accepted for payment, Purchaser shall recommence the Offer. The Company shall give Parent and its counsel reasonable opportunity to review and comment on the initial preliminary Merger Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Merger Proxy Statement prior to the filing thereof with the SEC or dissemination to the holders of Shares and the Company shall give reasonable and good faith consideration to any timely comments thereon made by the other Party or its counsel. Parent and Purchaser shall promptly supply to the Company in writing, for inclusion in the Merger Proxy Statement, all information concerning Parent and Purchaser and their Affiliates required under applicable Legal Requirements to be included in the Merger Proxy Statement as is reasonably requested by the Company. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding each of them that is necessary to include in the Merger Proxy Statement in order to satisfy applicable Legal Requirements. The Company agrees that the Merger Proxy Statement filed by the Company with the SEC (x) shall comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Merger Proxy Statement. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Merger Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Merger Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall (A) promptly notify Parent of the receipt of, and promptly provide Parent copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Merger Proxy Statement and shall promptly notify Parent of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (B) provide Parent and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Merger Proxy Statement and shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its counsel and (C) promptly provide Parent with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Merger Proxy Statement, and of any amendments or supplements to the Merger Proxy Statement. The Merger Proxy Statement shall include the Company Board Recommendation, unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with Section 6.1. The Merger Proxy Statement shall include the notice of the Company Stockholder Meeting and the notice and other information required by Section 262(d) of the DGCL.

(b) Subject to applicable Legal Requirements, if Parent delivers a Meeting Election as provided in clause (a), (i) the Company shall, within four (4) business days of receipt of such Meeting Election, establish a record date consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), which date shall be selected so as to permit the Merger Proxy Statement to be mailed, and a meeting of the Company’s stockholders to be held, as soon as reasonably practicable after the filing of the Merger Proxy Statement, for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) as soon as reasonably practicable, mail to the holders of Shares as of the record date established for the Company Stockholders Meeting the definitive Merger Proxy Statement. The Company shall duly call, convene and hold the Company Stockholder Meeting as soon as reasonably practicable (but in any event no more than twenty-five (25) business days) following the date the Merger Proxy Statement is mailed to the Company’s stockholders and any adjournments or postponements of such meetings shall require the prior written consent of Parent other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by the Company’s stockholders prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Board of Directors determines in good faith is required by applicable Legal Requirements or the rules and regulations of NASDAQ. Notwithstanding the foregoing, the Company may (without the consent of Parent), and Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting two (2) times (for a period of not more than 10 business days each but not past three (3) business days prior to the End Date), unless prior to such adjournment or postponement the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 7.1(a) would be satisfied at such meeting if it were to be held without such postponement or adjournment. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable Legal Requirements. Unless the Board of Directors shall have made a Company Adverse Recommendation Change in compliance with Section 6.1, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall submit this Agreement to its stockholders at the Company Stockholder Meeting even if the Board of Directors shall have made a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) business days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement and customary annual meeting matters (if applicable) shall be the only matters (other than related procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. The foregoing notwithstanding, the Company shall not set a record date, mail a proxy statement with respect to, or convene the Company Stockholder Meeting unless Parent shall have made a Meeting Election.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, unless the Board of Directors has made a Company Adverse Recommendation Change in accordance with Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Schedule 14D-9 or the Merger Proxy Statement or (C) adopt, approve, recommend or declare advisable, or resolve, agree or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or (ii) adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or that requires, or is reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding Section 6.1(a), at any time prior to the Offer Acceptance Time or, if Parent has made a Meeting Election, the Cut-off Time:

(i) if any Acquired Corporation has received a bona fide written Acquisition Proposal that was made or renewed on or after the date of this Agreement and did not result from or arise out of a breach of this Agreement from any Person that has not been withdrawn and after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Board of Directors may make a Company Adverse Recommendation Change and the Company may terminate this Agreement pursuant to Section 8.1(f) to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(f) at least five (5) business days prior to making any such Company Adverse Recommendation Change or termination (a “Determination Notice”) and, to the extent desired by Parent, during such five (5)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d), (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to any written proposals and any revised terms made by Parent in writing during such period, if any, after consultation with the Company’s financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(f) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to any Acquisition Proposal and require a new Determination Notice, except that for purposes of the foregoing the references to five (5) business days shall be deemed to be three (3) business days; and

(ii) other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Recommendation Change in response to an Intervening Event if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Recommendation Change and, to the extent desired by Parent, during such five (5)-business day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Recommendation Change would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances underlying the Intervening Event that render a Company Adverse Recommendation Change necessary, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Recommendation Change would no longer be necessary, and (3) after giving effect to the written proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Intervening Event and require a new Determination Notice, except that for purposes of such subsequent Determination Notice, the references to five (5) business days shall be deemed to be three (3) business days.

6.2 Antitrust Filings and Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Parties agree to use their reasonable best efforts to cooperate with one another and promptly take any and all actions, and to promptly do all steps necessary or advisable to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as reasonably practicable, but in no case later than the End Date, including but not limited to providing as promptly as practicable all information required or requested by any Governmental Body in its evaluation of the Transactions under any applicable Antitrust Law. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates shall not be required to, and without the prior written consent of Parent the Acquired Corporations shall not, propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order or otherwise the sale, license, divestiture, disposal or holding separate of, or any other action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, before or after the Offer Acceptance Time or the Effective Time, any entities, interests, assets, Intellectual Property Rights or businesses of Parent, the Acquired Corporations, or any of their respective Affiliates.

(b) In furtherance of the foregoing, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) if Parent determines in good faith, after considering in good faith the views and comments of the Company, that filing of the notification and report forms pursuant to the HSR Act with respect to the Transactions is required, promptly, but in no event later than five business days after such determination (and in any event prior to the Expiration Date), make such filing (an “HSR Filing”) and (ii) cooperate with each other in determining whether, and promptly preparing and making any other filings, notifications or other consents that are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than documents that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any communication, written or oral, to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, permit the other Party or its authorized Representatives to be present at each meeting or phone or video conference relating to such request, inquiry, investigation, action or Legal Proceeding.

(d) Without limiting in any respect Parent’s obligations under this Section 6.2, and subject to Parent consulting with and considering in good faith the views and comments of the Company, Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and shall have the right to lead all meetings and communications (including any negotiations) with, any Governmental Body that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Body that has authority to enforce any Antitrust Law. Notwithstanding the foregoing or anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to commence or defend any action or Legal Proceeding against any Governmental Body in connection with the transactions contemplated hereby.

(e) Purchaser shall pay all filing fees with respect to any filings required under any applicable Antitrust Law.

6.3 Employee Benefits.

(a) For a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries who is employed by the Company or its Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such one-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are no less favorable than either (x) those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time or (y) those provided by Parent or its Affiliates to similarly situated employees, and (iii) employee benefits (excluding equity incentive compensation and employee stock purchase plan and subject to Section 6.3(a) of the Company Disclosure Schedule) that in the aggregate are no less favorable than either (x) those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time or (y) those provided by Parent or its Affiliates to similarly situated employees. In addition, Parent shall assume and honor, and shall cause the Surviving Corporation and their respective Affiliates to assume and honor, the Employee Plans set forth in Section 6.3(a) of the Company Disclosure Schedule.

(b) To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such benefit plan shall, for purposes of eligibility and vesting, but not for purposes of benefit accrual (except as may be applicable for severance and paid time off), credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits, and Parent and its Affiliates shall not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, postretirement welfare plan or any plan under which similarly situated employees of Parent and its Affiliates do not receive credit for prior service or that is grandfathered or frozen.

(c) Following the Effective Time Parent or an Affiliate of Parent shall use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate, in each case to the extent recognized for such purpose under an analogous Employee Plan prior to the Effective Time; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case, to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(d) Unless otherwise requested by Parent in writing delivered to the Company not less than five (5) business days before the Closing Date, the Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Company 401K Plan (the “Company 401(k) Plan”), effective as of the day prior to the earlier to occur of the Closing Date or the date on which falls the Offer Acceptance Time. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent. Following the Effective Time and (if Parent determines in its sole discretion that a determination letter is appropriate) as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Continuing Employees who are actively employed as of such time to make rollover contributions of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (excluding loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(e) Between the date hereof and the Effective Time, any written or broad-based notices or communication materials (including website postings) from the Acquired Corporations to their employees with respect to the Transactions or employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment with Parent, the Surviving Corporation or any of their respective Subsidiaries thereafter, shall be subject to the prior review, comment and approval of Parent, which such review, comment or approval shall not be unreasonably withheld, conditioned or delayed.

(f) The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 ESPP. The Company shall take all actions necessary pursuant to the terms of the Company ESPP or otherwise to provide that (a) no new offering period will be commenced following the date hereof under the Company ESPP; (b) there shall be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of this Agreement; (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time; (d) each purchase right issued pursuant to the Company ESPP shall be fully exercised not later than five (5) business days prior to the Effective Time; and (e) the Company ESPP shall terminate effective upon the Effective Time.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, including with respect to this Agreement and the Transactions (and whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation pursuant to the organizational documents of any Acquired Corporation, and any indemnification or other similar agreements of any Acquired Corporation set forth in Section 6.5(a) of the Company Disclosure Schedule, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Corporation and the other Acquired Corporations to perform their obligations thereunder; provided that all rights to indemnification, advancement of expenses and exculpation in respect of any claim asserted or made, and for which an Indemnified Person delivers a written notice to Parent within such six (6) year period asserting a claim for such protections pursuant to this Section 6.5, shall continue until the final disposition of such claim. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation and the other Acquired Corporations to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to, or by reason of, the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or the other Acquired Corporations, as applicable, (i) in accordance with the organizational documents of the applicable Acquired Corporation and any indemnification or other similar agreements of the applicable Acquired Corporation set forth in Section 6.5(a) of the Company Disclosure Schedule, as applicable, in each case as in effect on the date of this Agreement, as well as (ii) to the fullest extent permitted under applicable Legal Requirements, and Parent shall cause the Surviving Corporation and the other Acquired Corporations to provide such advancement; provided, in the case of each of clauses (i) and (ii), that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification. To the fullest extent permitted under applicable Legal Requirements, Parent shall cause the Surviving Corporation and the other Acquired Corporations to pay, in advance, all reasonable attorneys’ fees and expenses that may be incurred by Indemnified Persons in connection with their enforcement of their rights provided under this Section 6.5, provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification.

(b) Parent shall arrange to be bound at Closing a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy or policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tails to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from acts or omissions that occurred at or before the Effective Time and covering, without limitation, the Transactions; provided that in no event shall the cost of any such tail policy or policies exceed 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of this Agreement with respect to each such coverage (the “Maximum Amount”); provided further that arranging for such insurance shall not require Parent to undertake any commitment prior to the Closing to pay any fees. If the aggregate premiums of any such tail insurance coverage exceeds the Maximum Amount, then Parent may obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Amount. Parent and the Surviving Corporation shall maintain all such tail policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that Parent, the Surviving Corporation, the other Acquired Corporations or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent, the Surviving Corporation or the other Acquired Corporations or any of their respective successors or assigns, as applicable, shall ensure that any of their respective successors and assigns, as the case may be, or at Parent’s option, Parent, shall assume by operation of law or expressly in writing the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, neither this Section 6.5, nor the indemnification, exculpation or advancement provisions of any organizational documents of any Acquired Corporation in effect on the date of this Agreement, may be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person. The Indemnified Persons to whom this Section 6.5 applies shall be third party beneficiaries of this Section 6.5.

6.6 Stockholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation against the Company and/or its directors or officers relating to the Transactions, and the right to consult on any settlement with respect to such litigation, and the Company shall in good faith take such consultation into account (to the extent that the attorney-client privilege is not lost as a result thereof). Prior to Closing, no such settlement shall be agreed to without Parent’s prior written consent (provided, however, that, with respect to any such settlement prior to Closing that only requires payment of monetary amounts by the Company that do not exceed in the aggregate the amount set forth on Section 6.6 of the Company Disclosure Schedule, such consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2, Parent, Purchaser and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) use reasonable best efforts to obtain each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions and (c) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to and reasonably consulting with the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of any national securities exchange or national securities quotation system and (c) no Party need consult with any other Party, or obtain its consent, in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3, Section 6.1 or with respect to any Acquisition Proposal, Company Adverse Recommendation Change or Intervening Event.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent, Purchaser and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Purchaser Stockholder Consent. Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement effective immediately following the execution of this Agreement.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ on the Closing Date and the deregistration of the Shares under the Exchange Act as promptly as practicable thereafter.

6.14 Notice of Certain Events.

(a) Subject to applicable Legal Requirements, the Company shall: (i) provide Parent with advance notice of, and an opportunity for one designated Representative of Parent reasonably acceptable to the Company to participate as an observer in, any meetings or scheduled conference calls any Acquired Corporation has with any Specified Governmental Body and consider in good faith any comments or other input reasonably provided by Parent in respect of the foregoing, (ii) promptly notify Parent of any written notice or other written communication (or any material non-written communication) to any Acquired Corporation from any Specified Governmental Body or Review Board, (iii) furnish Parent with non-confidential copies of all written correspondence, filings and other written communications between the Acquired Corporations and their respective Representatives, on one hand, and any Specified Governmental Body or Review Board, on the other hand, (iv) consult with Parent prior to making any significant submission to any Specified Governmental Body or Review Board relating to any product or product candidate of the Acquired Corporations and (v) permit Parent to review in advance any proposed written response, submission or other written communication by any Acquired Corporation to any Specified Governmental Body or Review Board and consider Parent’s reasonable comments thereto.

(b) The Company shall give prompt notice to Parent upon its becoming aware of the occurrence or existence of any Effect that (i) has had or would reasonably be expected to result in any Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent shall give prompt notice to the Company upon its becoming aware of the occurrence or existence of any Event that has had or would reasonably be expected to have a Parent Material Adverse Effect. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.14(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation hereunder.

6.15 CVR Agreement. At or prior to the Offer Acceptance Time or, if an Offer Termination shall have occurred, prior to the Effective Time, Parent will authorize and duly adopt, execute and deliver, and will ensure that the duly qualified Rights Agent executes and delivers, the CVR Agreement, subject to any revisions to the CVR Agreement that are reasonably requested by such Rights Agent (provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), no such revision is adverse to any holder of Shares in its capacity as such).

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver by the Company, Parent and Purchaser (as applicable), to the extent permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval (if applicable). If an Offer Termination has occurred and the Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then the Company Stockholder Approval shall have been obtained.

(b) Approvals Under Antitrust Laws. If an HSR Filing has been made pursuant to Section 6.2(b), an Offer Termination has occurred and the Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(c) No Legal Prohibition. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which, directly or indirectly, prohibits or makes illegal the consummation of the Merger.

(d) Purchase of Shares. Unless an Offer Termination has occurred, Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

7.2 Conditions to Obligations of Parent and Purchaser to Effect the Merger. If an Offer Termination has occurred and the Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then the obligations of Parent and Purchaser to effect the Merger are further subject to the fulfillment (or waiver by Parent and Purchaser, to the extent permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) clauses (a) through (d) of Section 3.3 (Capitalization) of this Agreement shall be true and correct in all respects except for any de minimis inaccuracies as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), 3.20 (Authority; Binding Nature of Agreement), and 3.23 (Opinion of Financial Advisor) of this Agreement shall be true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of this Agreement and at and as of Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) 3.21 (Takeover Laws) and 3.24 (Brokers and Other Advisors) of this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date; (iv) the representations and warranties of the

Company set forth in Section 3.5(a)(ii) (No Material Adverse Effect) of this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date; (v) the representations and warranties of the Company set forth in this Agreement (other than those referred to in clauses (i), (ii), (iii), (iv) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Effect which, individually or in the aggregate, (i) has had a Material Adverse Effect that is continuing as of the Closing Date or (ii) would reasonably be expected to have a Material Adverse Effect.

(c) Performance of Obligations of the Company. The Company shall have complied with and performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(d) Delivery of Certificates. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3 Conditions to Obligations of the Company to Effect the Merger. If an Offer Termination has occurred and the Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then the obligations of the Company to effect the Merger are further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Purchaser set forth in this Agreement shall be true and correct (disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Purchaser. Parent and Purchaser shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing Date.

(c) Delivery of Certificates. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, prior to the Effective Time (if applicable, whether before or after the Company Stockholder Approval shall have been obtained (unless otherwise provided below)):

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time (or if an Offer Termination has occurred, prior to the Closing);

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time (or if an Offer Termination has occurred, prior to the Closing), if the Closing shall not have occurred in accordance with the terms of this Agreement on or prior to midnight Eastern Time, on February 8, 2024 (the “End Date”); provided, however, that in the case of this Section 8.1(b), if on the End Date (x) if an Offer Termination shall not have occurred, all of the conditions set forth in Annex I, other than clause (a), (e), or (g) (solely in respect of any Antitrust Law) set forth in Annex I, shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), or (y) if an Offer Termination shall have occurred, all of the conditions set forth in Section 7, other than the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(c) (solely in respect of any Antitrust Law), shall have been satisfied or waived, to the extent waivable (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied), then the End Date shall automatically be extended to May 8, 2024 (and all references to the End Date herein and in Annex I shall be as so extended); provided further that if as of 11:59 p.m. Eastern time, May 8, 2024 (x) if an Offer Termination shall not have occurred, all of the conditions set forth in Annex I, other than clause (a), (e) or (g) (solely in respect of any Antitrust Law) set forth in Annex I, shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), or (y) if an Offer Termination shall have occurred, all of the conditions set forth in Section 7, other than the conditions set forth in Section 7.1(b) or Section 7.1(c) (solely in respect of any Antitrust Law), shall have been satisfied or waived, to the extent waivable (other than conditions that by their nature are to be satisfied on the Closing Date, each of which is then capable of being satisfied), then the End Date shall automatically be extended to August 8, 2024; provided further that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has been a proximate cause of the Closing not having occurred by such date;

(c) if an Offer Termination shall have occurred, by either Parent or the Company if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened and held or any adjournment or postponement thereof permitted by this Agreement;

(d) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose material breach of this Agreement has been a proximate cause of the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts as required by Section 6.2 to remove such order, decree, ruling or other action;

(e) by Parent, at any time prior to the Cut-Off Time, if: (i) (A) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or the Merger Proxy Statement when mailed, or (B) there shall have been a Company Adverse Recommendation Change; (ii) the Board of Directors shall have failed to publicly reaffirm the Company Board Recommendation (A) within five (5) business days after Parent so requests in writing if any Acquisition Proposal (other than a tender offer or exchange offer) has been publicly announced and not publicly and irrevocably withdrawn or has not been publicly announced but has been received by the Company and not irrevocably withdrawn (provided that, Parent may make such request pursuant to this clause (A) no more than once with respect to any Acquisition Proposal (but provided, further that each time a Determination Notice is delivered Parent shall be entitled to make a new such request)) or (B) within ten (10) business days after Parent so requests (or, if earlier, within five business days prior to the Company Stockholder Meeting), if no Acquisition Proposal has been publicly announced or has been received by the Company (provided that, Parent may only make such request pursuant to this clause (B) once every 30 days); or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors (A) states that it recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer or (B) fails to recommend rejection of such tender offer or exchange offer and reaffirm the Company Board Recommendation in a solicitation/recommendation Statement on Schedule 14D-9 within ten (10) business days of the commencement of such tender offer or exchange offer within the meaning of Rule 14d-2 under the Exchange Act (or, if earlier, by the later of (x) five business days prior to the Company Stockholder Meeting and (y) two business days after Parent’s request in writing);

(f) by the Company, at any time prior to the Cut-off Time, in order to accept a Superior Offer, and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”) in accordance with Section 6.1(b); provided that (x) the Acquired Corporations shall have complied in all material respects with Section 5.3 and Section 6.1 in relation to such Superior Offer and (y) the Company shall have paid, or caused to be paid, to Parent the Termination Fee by wire transfer of immediately available funds prior to or concurrently with any such termination;

(g) by Parent at any time prior to the Offer Acceptance Time (or, if an Offer Termination has occurred, the Closing Date), if (i) a breach of any representation or warranty contained in this Agreement or failure to perform or comply with any covenant or obligation in this Agreement on the part of the Company shall have occurred, such that a condition set forth in (A) clause (b), (c) or (d) of Annex I (if an Offer Termination has not occurred) or (B) Section 7.2(a),

Section 7.2(b) or Section 7.2(c) (if an Offer Termination has occurred), as applicable, would not be satisfied, and (ii) such breach or failure to perform or comply cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform or comply; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(h);

(h) by the Company at any time prior to the Offer Acceptance Time (or, if an Offer Termination has occurred, the Closing Date), if (i) a breach of any representation or warranty contained in this Agreement or failure to perform or comply with any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, (A) which breach or failure to perform or comply would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (if an Offer Termination has not occurred) or (B) such that a condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (if an Offer Termination has occurred), as applicable, and (ii) such breach or failure to perform or comply cannot be cured by Parent or Purchaser by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent or Purchaser written notice of such breach or failure to perform or comply; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate this Agreement pursuant to Section 8.1(g); or

(i) if an Offer Termination has not occurred, (i) by Parent, if the Offer (as it may have been extended pursuant to Section 1.1(c)) expires or is terminated or withdrawn without all of the Offer Conditions having been satisfied; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(i) in the event of any expiration, termination or withdrawal of the Offer in connection with which (A) Parent is obligated to extend the Offer in accordance with Section 1.1(c) and (B) the Company has made the written request contemplated thereby, and (ii) by the Company, if the Offer (as it may have been extended pursuant to Section 1.1(c)) expires or is terminated or withdrawn without all of the Offer Conditions having been satisfied; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(i) in the event of any expiration, termination or withdrawal of the Offer in connection with which Parent has the right to extend the Offer pursuant to Section 1.1(c); and, provided, further, in each case, that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to any Party whose material breach of this Agreement has been a proximate cause of the non-satisfaction of the Offer Condition that resulted in such expiration, termination or withdrawal;

(j) by the Company, (i) if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) without the prior written consent of the Company or (ii) except if an Offer Termination has occurred, if Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h).

8.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b) and 9.5(c)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or Willful Breach of this Agreement prior to termination.

8.3 Expenses; Termination Fee.

(a) Except as set forth in Section 6.2(e) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(e) (or at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 8.1(e)); or

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (provided that, with respect to any such termination by the Company, the right to terminate this Agreement pursuant to Section 8.1(b) is then available to Parent) or Section 8.1(c), by Parent pursuant to Section 8.1(g) resulting from a breach by the Company of Section 1.2, Section 5.3, Section 5.4, Section 6.1 or Section 6.2 or by Parent pursuant to Section 8.1(i) (or at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(c), Section 8.1(g) resulting from a breach of the foregoing specified provisions or Section 8.1(i)), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or any Acquisition Proposal shall have been communicated to the Board of Directors, in each case after the date hereof and prior to such termination (unless such Acquisition Proposal was irrevocably withdrawn without qualification at least two business days prior to the event giving rise to the right of such termination (such withdrawal to be public, if such Acquisition Proposal shall have been publicly disclosed) and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(c) then, in any such event under clause (i), (iii) or (iii) of Section 8.3(b), the Company shall pay, or shall cause to be paid, to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to or concurrently with the execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 8.3(b)(iii), prior to or concurrently with the earlier of entering into the definitive agreement with respect to, or consummating, the Acquisition Proposal referred to in clause (z) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $6,500,000. Payment of the Termination Fee pursuant to this Section 8.3(c) and any payments pursuant to Section 8.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective Affiliates or any other Person, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates, in each case, arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, that the foregoing shall not relieve any Company Related Party from any liability for fraud or Willful Breach of this Agreement prior to such termination.

(d) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(c) and any payments pursuant to Section 8.3(e) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not relieve any Company Related Party from any liability for fraud or Willful Breach of this Agreement prior to such termination.

(e) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(c), and, in order to obtain the payment, Parent commences a Legal Proceeding to collect such amounts which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount at a rate equal to the sum of (i) the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made and (ii) five percent, with such interest accruing on such amount from the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, whether before or after the Company Stockholder Approval shall have been obtained, this Agreement may be amended with the approval of each of Parent and Purchaser and the Board of Directors at any time; provided, if applicable, that following receipt of the Company Stockholder Approval no amendment may be made which under applicable Legal Requirements requires further stockholder approval without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger. This Section 9.3 shall not limit any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8; provided that nothing in this Section 9.5(a) shall affect the right of any Party to serve legal process in any other manner permitted by applicable Legal Requirements. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The right to specific performance hereunder shall include the right of each of the Parties to cause the other Parties to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) The Parties acknowledge and agree that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms (but subject to any time period allotted for such performance by such terms). It is accordingly agreed that, as to any Legal Proceedings in which a Party seeks specific performance or other equitable relief pursuant to Section 9.5(b), the Parties shall use their commercially reasonable efforts to seek an expedited schedule for such proceedings and shall not oppose any Party’s request for expedited proceedings.

(d) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5(d).

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of Parent’s controlled Affiliates (provided that such assignment by Parent shall not relieve Parent or Purchaser of its obligations hereunder or otherwise alter or change any obligation of any other Party hereto and no such assignment shall be permitted to the extent it would reasonably be expected to delay the Closing).

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Consideration or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options and Company RSUs to receive the applicable payments pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the rights under Section 6.5 of Indemnified Persons to whom Section 6.5 applies; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(d).

9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) if sent by email or facsimile transmission, upon transmission (as long as no notice of failure of delivery is received); provided that in each case the notice or other communication is sent to the physical address, email address or facsimile number set forth beneath the name of such Party below (or to such other physical address, email address or facsimile number as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Regeneron Pharmaceuticals, Inc.

777 Old Saw Mill River Road

Tarrytown, New York 10591

Attention:	Joseph J. LaRosa

Executive Vice President, General Counsel and Secretary

Email:	joseph.larosa@regeneron.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Andrew R. Brownstein

Victor Goldfeld

Email:	ARBrownstein@wlrk.com

VGoldfeld@wlrk.com

if to the Company (prior to the Effective Time):

Decibel Therapeutics, Inc.

1325 Boylston Street Suite 500

Boston, MA 02215

Attention:	Laurence E. Reid

President and Chief Executive Officer

Email:	lreid@decibeltx.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:	Stuart M. Falber, Esq.

Joseph B. Conahan, Esq.

Scott Lunin, Esq.

Email:	stuart.falber@wilmerhale.com

joseph.conahan@wilmerhale.com

scott.lunin@wilmerhale.com

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement.

9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) All references to “cash,” “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

(g) As used in this Agreement, the words “ordinary course of business” shall be deemed to be followed by “consistent with past practice,” whether or not actually so followed.

(h) The phrases “made available” and “delivered,” when used in reference to anything made available to Parent, Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to mean uploaded to and made available to Parent, Purchaser and their respective Representatives in the online data room hosted on behalf of the Company by BlackBerry Workspaces under the name “Project Symphony” or delivered by or on behalf of the Company to Parent or its Representatives via email, in each case in complete and unredacted form prior to the date hereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
Name: Laurence Reid, Ph.D.
Title: President and Chief Executive Officer

REGENERON PHARMACEUTICALS, INC.

By:	/s/ Nouhad Husseini
Name: Nouhad Husseini
Title: Senior Vice President, Business Development and Corporate Strategy

SYMPHONY ACQUISITION SUB, INC.

By:	/s/ Nouhad Husseini
Name: Nouhad Husseini
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” is defined in Section 3.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, lease, exchange, transfer or other disposition or exclusive license of assets (including equity interests of any Subsidiary) of any of the Acquired Corporations with a fair market value equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 15% or more of the outstanding Company Common Stock or other voting or equity securities of the Company, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Company Common Stock, (D) acquisition or exclusive license of all or substantially all of the rights to any Key Product or (E) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Acquired Corporations that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Company Common Stock or other voting or equity securities of the Company, in each case other than the Transactions.

Adverse Drug Reaction Reporting. “Adverse Drug Reaction Reporting” shall mean the reporting to Governmental Body and non-governmental Entities of safety events as required under Drug Laws and relevant regulations, including the submission of IND safety reports to the FDA, investigators, and Review Boards.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

1

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or foreign investment.

Australian Subsidiary. “Australian Subsidiary” is defined in Section 3.1(a) of the Agreement.

Board of Directors. “Board of Directors” is defined in Recital D of the Agreement

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean any day except (i) a Saturday or a Sunday, (ii) a day on which banks in the City of New York are authorized or required by Legal Requirements to be closed, or (iii) a day on which the principal offices of the SEC in Washington, D.C. are not open to accept filings.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Cash Consideration. “Cash Consideration” is defined in Recital A of the Agreement.

Centerview. “Centerview” is defined in Section 3.23 of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(viii) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Recommendation Change. “Company Adverse Recommendation Change” is defined in Section 6.1(a) of the Agreement.

2

Company Associate. “Company Associate” shall mean each current and former officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital D of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(h) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date and prior to the execution of the Agreement.

Company Equity Plans. “Company Equity Plans” shall mean the 2015 Stock Incentive Plan, as amended and the 2021 Stock Incentive Plan, as amended.

Company ESPP. “Company ESPP” shall mean the Amended and Restated 2021 Employee Stock Purchase Plan.

Company IND. “Company IND” is defined in Section 3.12(a) of the Agreement.

Company IP. “Company IP” shall mean, collectively, (a) all Intellectual Property Rights that are owned by the Acquired Corporations and (b) all third party Intellectual Property Rights exclusively licensed to any of the Acquired Corporations.

Company Options. “Company Options” shall mean all compensatory options to purchase Shares.

Company Preferred Stock. “Company Preferred Stock” shall mean the undesignated preferred stock, $0.001 par value per share, of the Company.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(d) of the Agreement.

Company RSUs. “Company RSUs” shall mean all awards of restricted stock units representing the right to be issued Shares, regardless of whether such award vests based on the continued performance of services, the achievement of performance metrics or both.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

3

Company Stockholder Approval. “Company Stockholder Approval” is defined in Section 3.20 of the Agreement.

Company Stockholder Meeting. “Company Stockholder Meeting” is defined in Section 5.4(b) of the Agreement.

Company Subsidiary. “Company Subsidiary” is defined in Section 3.1(a) of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuation Period. “Continuation Period” is defined in Section 6.3(a) of the Agreement.

Continuing Employee. “Continuing Employee” is defined in Section 6.3(a) of the Agreement.

Contract. “Contract” shall mean any agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking.

Converted Shares. “Converted Shares” is defined in Section 1.1(a) of the Agreement.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Cut-off Time. “Cutoff Time” is defined in Section 5.3(c) of the Agreement.

CVR. “CVR” is defined in Recital A of the Agreement.

CVR Agreement. “CVR Agreement” is defined in Recital C of the Agreement.

Data Privacy Laws. “Data Privacy Laws” means all applicable federal, state, local and international laws, regulations and directives governing the Processing of Personal Information.

DB-OTO Milestone Payment. “DB-OTO Milestone Payment” is defined in the CVR Agreement.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

4

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(c) of the Agreement.

Drug Law. “Drug Law” shall mean statutes, laws (statutory, common or otherwise), ordinances, rules, regulations and administrative policies enforced by the FDA, EMA the NIH and other comparable Governmental Bodies.

Effect. “Effect” is defined in the definition of Material Adverse Effect.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

EMA. “EMA” shall mean the European Medicines Agency.

Employee Plan. “Employee Plan” shall mean any (a) employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (b) bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance or welfare benefits, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (c) employment, consulting, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by the Company or its Affiliates for the benefit of any current or former employee or other individual service provider of the Company or its Subsidiaries, (ii) with respect to which the Company or any of its Subsidiaries has any actual or contingent liability or (iii) to which the Company or any of its Subsidiaries is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, claim, infringement, interference, option, right of first refusal or first offer, preemptive right, community property interest, easement, encroachment, restriction, conditional sale, title retention or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) or other security arrangement, adverse claim of ownership or use, right of way or other title defect or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

5

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to occupational health and safety, pollution or protection of worker health and safety or the environment (including ambient air, surface water, ground water, sediment, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.

EU. “EU” is defined in the definition of Global Trade Laws and Regulations.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all rules and regulations promulgated thereunder.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Global Trade Laws and Regulations. “Global Trade Laws and Regulations” shall mean the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the import laws administered by U.S. Customs and Border Protection; the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control; the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and the Treasury; the UK Export Control Act 2002; UK Export Control Order 2008/3231; European Union (“EU”) Council Regulation 428/2009 (as maintained by the European Union or retained by the United Kingdom); EU Council sanctions regulations, as implemented in EU Member States; sanctions regimes implemented under the UK Sanctions and Anti-Money Laundering Act 2018; Canadian sanctions policies; United Nations sanctions policies; all relevant regulations made under any of the foregoing; and other similar applicable economic and trade sanctions, export or import control laws.

6

Good Clinical Practice Requirements. “Good Clinical Practice Requirements” shall mean (i) FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, (ii) the Declaration of Helsinki and all relevant requirements of the International Council for Harmonization guidelines, including ICH E6 (R2) and (iii) comparable standards of any other applicable Governmental Body.

Good Laboratory Practice Requirements. “Good Laboratory Practice Requirements” shall mean the FDA’s and the ICH’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Body.

Good Manufacturing Practice Requirements. “Good Manufacturing Practice Requirements” shall mean the requirements set forth in the quality system regulations for drugs contained in 21 C.F.R. Parts 210, 211, 600 and 610 and comparable standards of any other applicable Governmental Body.

Governmental Authorization. “Governmental Authorization” shall mean any: approval, consent, permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any applicable: (a) nation, state, commonwealth, province, territory, county, municipality, district or other applicable legal jurisdiction; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental authority of any nature including any governmental division, unit, department, agency, commission, instrumentality, official or body and any court, arbitrator or other tribunal.

Hazardous Materials. “Hazardous Materials” shall mean any materials, wastes, substances or agents that are identified, listed, regulated or defined under any Environmental Law, including any pollutant, contaminant, hazardous substance, hazardous waste, special waste, solid or toxic or infectious waste, asbestos or asbestos-containing material, toxic mold, radioactive material, polychlorinated biphenyls, and petroleum or petroleum-derived substance or waste.

HIPAA. “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

HSR Filing. “HSR Filing” is defined in Section 6.2(b) of the Agreement.

In-bound License. “In-bound License” is defined in Section 3.8(f) of the Agreement.

ICH. “ICH” shall mean The International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use.

7

IND. “IND” means an investigational new drug application or clinical trial application filed with the FDA or any comparable foreign Governmental Body, including all documents, data, amendments, supplements and other information concerning the applicable drug that are necessary for or filed with such application.

Indebtedness. “Indebtedness” shall mean, all liabilities or other obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of the Company and its Subsidiaries in respect of, (i) any indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations and any synthetic lease obligations, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used in the ordinary course of business consistent with past practice as security for leases), bank guarantees, surety bonds and similar instruments, regardless of whether drawn upon, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (vi) all obligations representing the deferred and unpaid purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practice that are not past due), (vii) all obligations in respect of leases required to be capitalized under GAAP, (viii) any securitization transaction, (ix) net obligations of any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate, currency or commodity hedging arrangements or (x) any guaranty (or any other arrangement having the economic effect of a guaranty) of any such obligations described in clauses (i) through (ix) of any other Person.

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

insurance policies. “insurance policies” is defined in Section 3.18 of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all past, present, and future intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, URLs, social media accounts and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing (“Trademarks”), (iii) rights associated with works of authorship, including exclusive exploitative rights, copyrights and copyrightable subject matter including computer software and firmware, databases and mask works, and moral rights (“Copyrights”), (iv) trade secrets and confidential

8

ideas, know-how, inventions, discoveries, specifications, formulations, formulae, models, designs, drawings, techniques, protocols, proprietary processes and methodologies, research and development information, results, strategies, technology, business plans, regulatory documentation and submissions, and information pertaining to, or made in association with, filings with any Governmental Authority or patent office, data (including pharmacological, toxicological, non-clinical, pre-clinical and clinical data, analytical and quality control data, manufacturing data and descriptions, market data, financial data or descriptions), databases, data collections, data sets, curated data content, and data layers, devices, assays, specifications, physical, chemical and biological materials and compounds, compound libraries, and the like, in written, electronic, oral or other tangible or intangible form, whether or not patentable (“Know-How”), (v) rights of privacy and publicity, and (vi) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues and reexamination certificates of, any patents resulting from any post-grant proceedings involving any of the foregoing and applications for, any of the rights referred to in clauses “(i)” through “(v)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, renewal, reexamination, extension, application, recordation or other administrative proceeding, and all causes of action and rights to sue, seek other remedies, or recover and retain damages for past, present and future infringement, dilution, misappropriation or other violation arising from or relating to the foregoing.

Intervening Event. “Intervening Event” shall mean any event, fact, circumstance, development or occurrence that is material to the Company and the Company Subsidiaries (taken as a whole) that was not known or reasonably foreseeable to the Board of Directors (or, if known, the material consequences of which were not known or reasonably foreseeable by the Board of Directors) as of or prior to the date of this Agreement and does not relate to or involve (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Shares, or any other securities of the Company or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (D) changes in GAAP, other applicable accounting rules or Legal Requirements or, in any such case, changes in the interpretation thereof.

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

Key Product. “Key Product” shall mean the following gene therapies (and related programs and products) of the Company for congenital, monogenic hearing loss: Otoferlin (DB-OTO) and GJB2 (AAV.103).

Know-How. “Know-How” is defined in the definition of Intellectual Property Rights.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers.

9

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, common law, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ or another stock exchange).

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, development, circumstance, change or effect (“Effect”) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following (alone or in combination) shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any Effect resulting from the execution or announcement of this Agreement, the identity of Parent as the acquiror of the Company or consummation of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Acquired Corporations with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Governmental Bodies or other material business relations (provided that this clause (ii) shall not apply with respect to any representation or warranty contained in Section 3.8(j), Section 3.16(g) or Section 3.22 or any other representation or warranty that specifically references the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions and the conditions set forth in clause (b)(iii) of Annex I or Section 7.2(a) solely as such conditions relate to Section 3.8(j), Section 3.16(g) or Section 3.22 or any such other representations and warranties); (iii) any Effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, economic, political, financial or market conditions, including changes in interest or exchange rates or any general suspension of trading in securities; (iv) any Effect arising from any act of hostilities, terrorism, cyberterrorism or military actions, war (whether or not declared), sabotage, or any escalation or worsening of the foregoing; (v) national or international calamity, weather conditions, natural or man-made disaster or any other similar event or epidemic, pandemic (including COVID-19), plagues, other outbreaks of illness or public health events, or any escalation or worsening of any of the foregoing; (vi) the failure of the Company to meet, or changes to, internal or analysts’ expectations, projections, forecasts or guidance, or internal or published financial predictions of

10

revenue, earnings, cash flows or cash position or other financial performance measures (whether made by the Company or third parties); provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any change after the date hereof in any Legal Requirement or GAAP (or the enforcement or interpretation of any of the foregoing by a Governmental Body); (viii) any action taken, or failure to take any action, by the Acquired Corporations that is expressly required or prohibited (as applicable) by this Agreement (other than compliance with Section 5.2, except to the extent that Parent has unreasonably withheld a consent under Section 5.2); (ix) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any Shares pursuant to the DGCL in connection herewith, in each case brought by stockholders of the Company; (x) any determination by, or delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the development, approvability, manufacturing, shipment, import or export, packaging, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any product candidates of the Acquired Corporations, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Acquired Corporations, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any product candidates of the Acquired Corporations; (xi) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any Governmental Body or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any product candidates of the Acquired Corporations; or (xii) any delay in patient enrollment with respect to clinical trials for any products or product candidates of the Acquired Corporations, in each case of clauses (x)-(xii), (A) solely to the extent (1) outside of the control of the Acquired Corporations, (2) not resulting from or arising out of any wrongdoing, fraud or intentional misconduct or misrepresentation, any violation of any applicable Legal Requirement or breach of this Agreement, any negligent or reckless actions or omissions of the Company or its Representatives or any other conduct inconsistent with that of a prudent company operating in the industries in which the Acquired Corporations operate and (3) not known or anticipated by the Acquired Corporations on or prior to the date hereof and (B) excluding any actual or threatened (1) (x) clinical hold with respect to any clinical trials conducted by the Acquired Corporations that would reasonably be expected to result in the termination of, or delay of six (6) months or more in dosing patients in, any such trials or (y) termination of any clinical trials conducted by the Acquired Corporations, or (2) serious adverse events resulting in death attributable to any Key Product; provided that any Effect referred to in the foregoing clauses (iii), (iv), (v) and (vii) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the business, results of operations, assets or financial condition of the Acquired Corporations, taken as a whole, as compared to other companies in the industries in which the Acquired Corporations operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Material Supplier. “Material Supplier” is defined in Section 3.26 of the Agreement.

11

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Meeting Election. “Meeting Election” is defined in Section 5.4(a) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iv) of the Agreement.

Merger Proxy Statement. “Merger Proxy Statement” is defined in Section 5.4(a) of the Agreement.

Milestone Payment. “Milestone Payment” is defined in the CVR Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

MHRA. “MHRA” is defined in Section 3.12(a) of the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

NYBCL. “NYBCL” shall mean the New York Business Corporation Law, as amended.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Consideration. “Offer Consideration” is defined in Recital A of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Termination. “Offer Termination” is defined in Section 1.1(d) of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Open Source Software. “Open Source Software” is defined in Section 3.8(o).

Out-bound License. “Out-bound License” is defined in Section 3.8(f) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent 401(k) Plan. “Parent 401(k) Plan” is defined in Section 6.3(d).

12

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any Effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer (in the event there is not an Offer Termination) and the Merger on or before the End Date.

Parties. “Parties” shall mean Parent, Purchaser and the Company (it being understood that Parent and Purchaser shall be deemed a single party).

Patent. “Patent” is defined in the definition of Intellectual Property Rights.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (x) that are not due and payable or (y) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements, in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice), (c) any interest or title of a lessor under leases (other than capital leases) entered into by the Company or its Subsidiaries in the ordinary course of business consistent with past practice, and (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information held by the Company or any of its Subsidiaries, to identify an individual, or (b) is subject to any Legal Requirements relating to privacy or Protected Health Information, “personally identifiable information,” “personal data,” or similarly defined personal information, or the Acquired Corporations’ privacy policies.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Privacy and Security Requirements. “Privacy and Security Requirements” is defined in Section 3.8(n).

13

Processing. “Processing” means, with respect to Personal Information, the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, disposal, destruction, or anonymization of such Personal Information, or any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Privacy and Security Requirements.

Protected Health Information. “Protected Health Information” has the meaning ascribed to it in HIPAA.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Rights Agent. “Rights Agent” is defined in Recital C of the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body or internet domain name registrar, including all Patents, registered Copyrights and registered Trademarks, and all applications for any of the foregoing.

Registration Study Milestone Payment. “Registration Study Milestone Payment” is defined in the CVR Agreement.

Regulatory Permit. “Regulatory Permit” shall mean all import and export permits, INDs, establishment registrations and product listings, as defined in 21 C.F.R. Part 207, all supplements or amendments thereto, and all comparable Governmental Authorizations.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air (including indoor air), soil, sediment, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Review Boards. “Review Boards” is defined in Section 3.12(a) of the Agreement.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

14

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Securities Corporation Subsidiary. “Securities Corporation Subsidiary” is defined in Section 3.1(a) of the Agreement.

Shares. “Shares” is defined in Recital A of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(f) of the Agreement.

Specified Governmental Bodies. “Specified Governmental Bodies” is defined in Section 3.12(a) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors determines in good faith after consultation with the Company’s financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms, and, taking into account all legal, regulatory, timing, and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to written proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “75%.”

Support Agreements. “Support Agreements” is defined in Recital H of the Agreement.

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

15

Tax. “Tax” shall mean any and all U.S. federal, state, local and non-U.S. taxes, customs, assessments, levies, duties, tariffs, imposts and other charges and fees of any nature whatsoever imposed by any Governmental Body, including, without limitation, any income (whether on or based upon net income, gross income, earnings or profits, or otherwise), franchise, excess, windfall or other profits, inventory, capital gains, gross receipts, net proceeds, value-added, occupation, premium, environmental, escheat, abandoned or unclaimed property, disability, real property, personal property, registration, surtax, estimated, employment, social security, workers’ compensation, unemployment, national health insurance, excise, occupancy, severance, gift, estate, recording, alternative or add-on minimum, base erosion minimum, ad valorem, turnover, lease, user, transfer, stamp, sales, use, service, property, business, net worth, goods and services, capital stock, wealth, welfare, license, fuel, natural resources, production, non-resident or other withholding, payroll or other tax, together with any interest, penalty, additions to tax, and any additional amounts imposed with respect thereto, whether disputed or not.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, notice, declaration, estimate, schedule, form, filing, election, certificate, claim for refund, estimated tax filing, document or other information filed or required to be filed with respect to Taxes, including any schedule, supplement, or attachment thereto, and including any amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(c) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Tranche 1 Option. “Tranche 1 Option” shall mean any option with an exercise price per Share that is less than the amount of the Cash Consideration.

Tranche 2 Option. “Tranche 2 Option” shall mean any Company Option with an exercise price per Share that is (a) equal to or greater than the amount of the Cash Consideration and (b) less than the sum of (i) the amount of the Cash Consideration and (ii) the amount of the DB-OTO Milestone Payment.

Tranche 3 Option. “Tranche 3 Option” shall mean any Company Option with an exercise price per Share that is (a) equal to or greater than the sum of (i) the amount of the Cash Consideration and (ii) the amount of the DB-OTO Milestone Payment and (b) less than the sum of (i) the amount of the Cash Consideration, (ii) the amount of the DB-OTO Milestone Payment and (iii) the amount of the Registration Study Milestone Payment.

Transaction Litigation. “Transaction Litigation” shall mean any claim, demand or Action (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Action based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Board of Directors or any officer of the Company), or alleging or asserting any misrepresentation or omission in the Offer Documents or Schedule 14D-9 or any other related SEC filings by the Company.

16

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, the CVR Agreement and the Support Agreements and (b) all of the transactions contemplated by the Agreement, the CVR Agreement and/or the Support Agreements, including the Offer and the Merger.

Willful Breach. “Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

17

EXHIBIT B

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) any of the Minimum Condition, the Termination Condition or the conditions set forth in clauses (e) and (g) shall not be satisfied by the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, Shares that, considered together with all other Shares (if any) owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b)

(i) the representations and warranties of the Company set forth in clauses (a) through (d) of Section 3.3 (Capitalization) of the Agreement shall be true and correct in all respects except for any de minimis inaccuracies as of the date of the Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Certificate of Incorporation and Bylaws), 3.20 (Authority; Binding Nature of Agreement) and 3.23 (Opinion of Financial Advisor) of the Agreement shall be true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

1

(iii) the representations and warranties of the Company set forth in Section 3.21 (Takeover Laws) and Section 3.24 (Brokers and Other Advisors) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date;

(iv) the representations and warranties of the Company set forth in Section 3.5(a)(ii) (No Material Adverse Effect) of the Agreement shall be true and correct in all respects as of the date of the Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date;

(v) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i), (ii), (iii) and (iv) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with and performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the scheduled Expiration Date;

(d) since the date of the Agreement, there shall not have been any Effect which, individually or in the aggregate, (i) has had a Material Adverse Effect that is continuing as of the scheduled Expiration Date or (ii) would reasonably be expected to have a Material Adverse Effect;

(e) if an HSR Filing has been made, any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

2

The foregoing conditions are for the sole benefit of Parent and Purchaser, and (except for the Minimum Condition and the Termination Condition or as otherwise set forth in the Agreement) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

3

ANNEX II

FORM OF CERTIFCATE OF INCORPORATION OF THE SURVIVING CORPORATION